Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ABSOLUTE SOFTWARE CORPORATION,

NINA US MERGER SUB, INC.,

MOBILE SONIC, INC.

and

MOBILE SONIC AGGREGATOR, L.P.,

as the Securityholder Representative

MADE AND ENTERED INTO AS OF MAY 11, 2021

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(continued)

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(continued)

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(continued)

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INDEX OF EXHIBITS AND ANNEXES

Exhibit	Description
Exhibit A	Joinder Agreement

Exhibit B	Form of Employment Agreement

Exhibit C	Form of Restrictive Covenant Agreement

[Redacted - Commercially Sensitive Information]

Exhibit E	Form of Stockholder Written Consent

Exhibit F	Form of Certificate of Merger

Exhibit G	Option Cancellation Agreement

Exhibit H	280G Waiver

Exhibit I	Form of Resignation Letter

Annex	Description
Annex A	Defined Terms

Annex B	Repaid Indebtedness

Annex C	R&W Insurance Policy

Annex D	Net Working Capital
Annex E	Anti-Trust Filings

Annex F	Knowledge

Schedule	Description
Schedule I	Key Employees

Schedule II	Carlyle Affiliates

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THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 11, 2021, by and among Absolute Software Corporation, a British Columbia corporation (“Parent”), Nina US Merger Sub, Inc., a Delaware corporation and a wholly owned and indirect subsidiary of Parent (“Merger Sub”), Mobile Sonic, Inc., a Delaware corporation (the “Company”), and Mobile Sonic Aggregator, L.P., as the Securityholder Representative (the “Securityholder Representative”). Capitalized terms in this Agreement have the respective meanings ascribed to them in this Agreement or in Annex A.

RECITALS

A.    Each of Parent, Merger Sub and the Company believe it is in the best interests of each such company and its respective stockholders that Parent acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement.

B.    Pursuant to the Merger, among other things, all of the outstanding Company Securities shall be converted into the right to receive the consideration set forth herein.

C.    Prior to the execution of this Agreement, the Board has approved the Company’s entry into this Agreement and subject to the terms and conditions hereof, the consummation of the Transactions, including the Merger.

D.    Concurrently with the execution and delivery of this Agreement, and as a material inducement to the willingness of Parent and Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, each Company Stockholder as of the date hereof has delivered a joinder agreement in substantially the form attached as hereto as Exhibit A (the “Joinder Agreement”), each of which shall be effective as of the date hereof.

E.    Concurrently with the execution and delivery of this Agreement, and as a material inducement to the willingness of Parent and Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger: (a) each of the employees listed on Schedule I hereto (the “Key Employees”) is entering into an offer letter or employment agreement in the form attached hereto as Exhibit B (the “Key Employee Agreements”), each of which shall become effective at the Effective Time, (b) each Key Employee is entering into a restrictive covenant agreement with Parent in the form attached hereto as Exhibit C (the “Restrictive Covenant Agreement”) each of which shall become effective at the Effective Time, and [Redacted - Commercially Sensitive Information] each of which shall become effective at the Effective Time.

F.    The parties desire to make certain representations, warranties, covenants and other agreements in connection with Transactions.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned Subsidiary of Parent. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.2    Closing.

(a)    Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article V, the parties hereto shall cause the consummation of the Merger (the “Closing”) to take place as promptly as practicable after the execution and delivery of this Agreement by the parties hereto, but no later than three (3) Business Days following satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear Tower, Suite 3300, San Francisco, California 94105, unless another time and/or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

(b)    At the Closing, and upon the terms and subject to the conditions of this Agreement:

(i)    the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger, in substantially the form attached hereto as Exhibit F (the “Certificate of Merger”), with the Secretary of State of the State of Delaware as required by, and executed in accordance with, the applicable provisions of the DGCL;

(ii)    Parent shall deposit or cause to be deposited with PNC Bank, National Association, or in the alternative a paying agent selected jointly by Parent and the Company prior to the Closing (the “Paying Agent”), by wire transfer of immediately available funds, an amount in cash equal to the Aggregate Closing Stockholder Proceeds, which shall be held by the Paying Agent in a separate account and shall be available to Paying Agent solely to pay such amounts pursuant to Section 1.8 (the “Payment Fund”);

(iii)    Parent shall deposit or cause to be deposited with the Company, by wire transfer of immediately available funds, an amount in cash equal to the Aggregate Closing Optionholder Proceeds;

(iv)    Parent and the Securityholder Representative shall execute and deliver an Escrow Agreement, in a form to be reasonably agreed to by Parent and the Company (the “Escrow Agreement”) with PNC Bank, National Association (the “Escrow Agent”);

(v)    Parent shall deposit or cause to be deposited with the Escrow Agent, by wire transfer of immediately available funds, an amount in cash equal to the Escrow Amount, which shall be held by the Escrow Agent in a separate account pursuant to the terms and conditions set forth in this Agreement and the Escrow Agreement (the “Escrow Fund”) and shall be used exclusively for the purpose of satisfying any Negative Adjustment as set forth in Section 1.9;

(vi)    Parent shall deposit or cause to be deposited with the Securityholder Representative, by wire transfer of immediately available funds, an amount in cash equal to $[Redacted - Commercially Sensitive Information] (the “Expense Fund Amount”), which shall be held by the Securityholder Representative in a separate account and shall be available to the Securityholder Representative solely to pay any reasonable and documented fees, costs or other expenses it may incur in performing its duties or exercising its rights under this Agreement or the Escrow Agreement (the “Expense Fund”);

(vii)    Parent shall pay or cause to be paid, by wire transfer of immediately available funds, all Unpaid Transaction Expenses in accordance with invoices and wire instructions, from each advisor or other service provider to the Company (other than any employee, director or officer of the Company) entitled to receive payments constituting Unpaid Transaction Expenses at the Closing (along with, in each case, a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable), delivered by or on behalf of the Company at least two (2) Business Day prior to the Closing Date; and

(viii)    Parent shall pay or cause to be paid, by wire transfer of immediately available funds, all Closing Indebtedness for borrowed money identified on Annex B (“Repaid Indebtedness”) in accordance with each of the Payoff Letters, delivered by the applicable lender(s) at least two (2) Business Days prior to the Closing Date.

1.3    Effects of the Merger. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”). Subject to Section 8.13 of this Agreement, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

1.4    Certificate of Incorporation and Bylaws.

(a)    Certificate of Incorporation. Unless otherwise agreed by Parent and the Company prior to the Effective Time, at the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that (i) the name of the corporation shall be the name of the Company, (ii) the provisions related to indemnification, exculpation and advancement of expenses shall be identical to those set forth in the certificate of incorporation of the Company as in effect immediately prior to the Effective Time and (iii) the identity of the incorporator shall be deleted.

(b)    Bylaws. Unless otherwise agreed by Parent and the Company prior to the Effective Time, at the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that (i) the name of the corporation shall be the name of the Company and (ii) the provisions related to indemnification, exculpation and advancement of expenses shall be identical to those set forth in the bylaws of the Company as in effect immediately prior to the Effective Time.

1.5    Directors and Officers.

(a)    Directors. Except as otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become, at the Effective Time, the directors of the Surviving Corporation, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected and qualified, or until their earlier resignation or removal.

(b)    Officers. Except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation until their respective successors are duly appointed and qualified, or until their earlier resignation or removal.

1.6    Effect of Merger on the Equity Securities of the Constituent Corporations.

(a)    Effect on Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holder(s) of shares of common stock of Merger Sub, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock of Merger Sub shall thereafter evidence ownership of such shares of common stock of the Surviving Corporation.

(b)    Effect on Company Capital Stock.

(i)    At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of shares of Company Capital Stock:

(1)    each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time (other than any such shares that are Dissenting Shares or Excluded Shares) shall be cancelled and extinguished, and, in exchange therefore, each Stockholder shall be entitled to receive an amount of cash (without interest) equal to (A) the portion of Aggregate Closing Stockholder Proceeds set forth opposite such Stockholder’s name on the Payment Spreadsheet and (B) a portion of any Additional Merger Consideration as set forth herein; and

(2)    each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and held by the Company, Parent, or any of their subsidiaries immediately prior to the Effective Time (each, an “Excluded Share”), shall be cancelled and extinguished as of the Effective Time.

(ii)    Each share of Company Capital Stock to be converted into the right to receive the applicable consideration as provided in this Section 1.6(b) shall be automatically cancelled and shall cease to exist, and the holders of certificates (the “Company Stock Certificates”) that, immediately prior to the Effective Time, represented such Company Capital Stock shall cease to have any rights with respect to such Company Capital Stock other than the right to receive, upon surrender of such Company Stock Certificates in accordance with Section 1.8, such consideration.

(c)    Effect on Company Options.

(i)    Parent shall not assume any Company Options in connection with the consummation of the transactions contemplated hereby.

(ii)    At the Effective Time, each Vested Company Option that is outstanding (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Merger) and unexercised immediately prior to the Effective Time shall be, without any action on the part of the holder thereof, cancelled and extinguished and, in exchange therefore, each Optionholder shall be entitled to, subject to execution and delivery of an Option Cancellation and Release Agreement in substantially the form attached hereto as Exhibit G(the “Option Cancellation Agreement”) receive an amount in cash (without interest) equal to (A) the portion of Aggregate Closing Optionholder Proceeds set forth opposite such Optionholder’s name on the Payment Spreadsheet (less any applicable Taxes required to be withheld) and (B) a portion of any Additional Merger Consideration as set forth herein (less any applicable Taxes required to be withheld). Parent shall cause the Surviving Corporation to pay, by wire transfer of immediately available funds, to the holder of each such Company Option, as promptly as practicable after the Closing (and, in any event, no later than the next regularly scheduled payroll after the Closing), the portion of the Aggregate Closing Optionholder Proceeds to which such holder is entitled pursuant to this Section 1.6(c).

For the avoidance of doubt, as and when any such Aggregate Closing Optionholder Proceeds becomes payable to the former holder of Vested Company Options at the Effective Time, such amounts shall be delivered by Parent to the Surviving Corporation for payroll processing, and the Surviving Corporation will disburse such payments (net of applicable tax withholding), to the former holder of such Vested Company Options through its standard payroll procedures.

(iii)    At the Effective Time, each Unvested Company Option that is outstanding (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Merger) and unexercised as of immediately prior to the Effective Time shall be cancelled and extinguished without consideration.

(d)    Withholding Taxes. The Company, Parent, the Paying Agent, the Surviving Corporation and any agent thereof shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or non-U.S. Tax Law or under any applicable Law, taking into account, for the avoidance of doubt, any IRS Form W-8 or IRS Form W-9 provided by a Stockholder and the certificate to be provided pursuant to Section 5.2(h). Other than in respect of backup withholding and withholding under Section 1445 of the Code or any payment in the nature of compensation to any Person made pursuant to this Agreement, the parties shall use commercially reasonable efforts to minimize any such requirements in respect of payment to any Stockholder to the maximum extent permitted by applicable Law. To the extent that amounts are so deducted or withheld and duly paid over to the appropriate Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Securityholders in respect of whom such deduction or withholding was made.

1.7    Dissenting Shares.

(a)    Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has properly exercised his, her or its appraisal rights under the DGCL (“Dissenting Shares”) shall not be converted into or represent a right to receive the consideration for Company Capital Stock set forth in Section 1.6(b) (and shall not be subject to the provisions of Article VII), but the holder thereof shall only be entitled to such rights with respect to such Dissenting Shares as are provided DGCL.

(b)    Notwithstanding the provisions of Section 1.7(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.6(b), without interest thereon, and provisions of Article VII, upon surrender of the certificate representing such shares pursuant to the exchange procedures set forth in Section 1.8.

(c)    During the Pre-Closing Period, the Company shall give Parent (i) prompt notice of any written notice or written threat to demand appraisal under the DGCL or demand for appraisal under the DGCL received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands.

1.8    Mechanics of Exchange.

(a)    Upon surrender of a Company Stock Certificate(s) (or, if required by the Paying Agent, affidavits of loss in lieu thereof) for cancellation to the Paying Agent, together with a duly completed IRS Form W-9 or appropriate IRS Form W-8, as applicable, the holder of such Company Stock Certificate(s) shall be entitled to receive in exchange therefor, with respect to shares of Company Capital Stock, the amount in cash of the Aggregate Closing Stockholder Proceeds to which such holder is entitled pursuant to Section 1.6(b) for the shares of Company Capital Stock formerly represented by such Company Stock Certificate(s). Company Stock Certificate(s) so surrendered shall be cancelled. Parent shall cause the Paying Agent to pay such amounts, by wire transfer of immediately available funds (or by check if the holder of a Company Stock Certificate does not provide wire instructions), to the holder of each such Company Stock Certificate(s) (or affidavits of loss in lieu thereof), within two (2) Business Days after the later to occur of (x) the Closing and (y) the Paying Agent’s receipt of such Company Stock Certificate(s) (or, if required by the Paying Agent, affidavits of loss in lieu thereof). Until so surrendered, each outstanding Company Stock Certificate will be deemed for all corporate purposes to evidence only the right to receive the amount of cash into which such shares of Company Capital Stock shall be so exchanged.

(b)    Lost, Stolen or Destroyed Certificates. If any Company Stock Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate the applicable consideration to which the holder thereof is entitled pursuant to Section 1.6(b).

(c)    Payment Fund. Parent shall cause the Payment Fund to be (i) held for the benefit of the Stockholders and (ii) applied promptly to making the payments pursuant to Section 1.6(b). The Payment Fund (x) shall not be used for any purpose other than to fund payments pursuant to Section 1.6(b) except as expressly provided for in this Agreement and (y) shall remain uninvested. In the event the Payment Fund is insufficient to make the payments contemplated by Section 1.6(b), Parent shall promptly deposit, or cause to be deposited, an additional amount of immediately available funds with the Paying Agent equal to the deficiency in the amount required to make such payment. Any portion of the Payment Fund which remains undistributed to the holders of Company Stock Certificates on the first anniversary of the Closing Date shall be delivered to Parent, upon demand, and any Stockholder who has not theretofore delivered or surrendered such Stockholder’s Company Stock Certificate(s) to the Paying Agent, subject to applicable Law, shall thereafter look as a general creditor only to Parent for payment of such Stockholder’s entitlement to the applicable consideration to which it is entitled pursuant to Section 1.6(b).

(d)    No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Paying Agent, Parent, the Surviving Corporation or the Securityholder Representative shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)    Transfers of Ownership. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.

(f)    No Further Ownership Rights in Company Capital Stock. If Company Stock Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable portion of the Aggregate Closing Stockholder Proceeds (subject to Section 4.10(b), less any transfer taxes to be billed directly to such Stockholder with respect to the payment made hereof) and the right to receive a portion of any Additional Merger Consideration, as provided for in Section 1.6(b), for each share of Company Capital Stock formerly represented by such Company Stock Certificates.

1.9    Preparation and Delivery of Pre-Closing Statement.

(a)    No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver, or cause to be prepared and delivered, to Parent a statement (the “Pre-Closing Statement”) setting forth the Company’s good faith estimate and calculation of (i) the amount of Closing Cash, (ii) the amount of Closing Net Working Capital and the Net Working Capital Adjustment Amount resulting therefrom (if any), (iii) the amount of Closing Indebtedness, and (iv) the amount of Unpaid Transaction Expenses, together with a calculation of the Merger Consideration based on the foregoing amounts (the amount so calculated being referred to herein as the “Estimated Merger Consideration”). During the period after delivery of such Pre-Closing Statement and prior to the Closing Date, (i) the Company will cooperate in good faith with Parent in the event that Parent disputes any item set forth in such Pre-Closing Statement; provided that if the Company and Parent are not able to mutually agree on any disputed item prior to the Closing Date, the Pre-Closing Statement provided by the Company, as modified to include any agreed changes, shall be binding for purposes of this Section 1.9 and (ii) Parent and its advisors (including, without limitation, its independent accounting firm) shall be provided with such access to the financial books and records and personnel of the Company and its subsidiaries as it may reasonably request to enable it to evaluate the calculation of Estimated Merger Consideration (including, for the avoidance of doubt, the calculation of Closing Cash, Closing Indebtedness, Closing Net Working Capital and the Net Working Capital Adjustment Amount resulting therefrom (if any) and Unpaid Transaction Expenses); provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (A) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (B) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (C) access to a Contract to which the Company or a Subsidiary of the Company is a party or otherwise bound that would violate or cause a default under, or give a third party the right to terminate or accelerate any rights or obligations under, such Contract, or (D) could reasonably be expected to jeopardize the health and safety of any Representative of the Company or its Subsidiaries, including in light of any pandemic or epidemic (including COVID-19), any Pandemic Measures, any Protest Event, or any Protest Measures. In

the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation result in the waiver of any privilege. For the avoidance of doubt, the calculations of Closing Cash, Closing Net Working Capital and the Net Working Capital Adjustment Amount resulting therefrom (if any), Indebtedness and Unpaid Transaction Expenses (i) shall be calculated consistent with the definitions set forth herein and (ii) shall entirely disregard any and all effects on the assets and liabilities of the Company of (A) purchase accounting adjustments or other changes arising from or resulting as a consequence of the consummation of the Merger and the other transactions contemplated hereby, (B) any financing or refinancing arrangements entered into at any time at the direction of or by Parent or any of its Affiliates or (C) any other transaction entered into by Parent or any of its Affiliates and the other transactions contemplated hereby.

(b)    Preparation and Delivery of Post-Closing Statement. As promptly as practicable, but in no event later than 90 calendar days after the Closing Date, Parent shall prepare and deliver, or cause to be prepared and delivered, to the Securityholder Representative a certificate (the “Post-Closing Statement”), executed by an executive officer of Parent, setting forth Parent’s good faith calculation of (i) the amount of Closing Cash, (ii) the amount of Closing Net Working Capital and the Net Working Capital Adjustment Amount resulting therefrom (if any), (iii) the amount of Closing Indebtedness, and (iv) the amount of Unpaid Transaction Expenses, together with a calculation of the Merger Consideration based on the foregoing amounts as well as reasonably detailed supporting documentation for such calculation and any additional information reasonably requested by the Securityholder Representative. The Post-Closing Statement shall be prepared in accordance with the Accounting Principles. In the event that Parent does not deliver the Post-Closing Statement to the Securityholder Representative within 90 calendar days after the Closing Date, the Securityholder Representative shall have the right, at its election, to send a written notice to Parent to deliver the Post-Closing Statement within ten (10) days of receipt of the Stockholders’ Agent’s written notice. If Parent does not deliver the Post-Closing Statement within such ten (10) day period, each item on the Pre-Closing Statement shall be deemed undisputed and the Pre-Closing Statement will be final and binding on the parties hereto and not subject to appeal.

(c)    Review of Post-Closing Statement. The Securityholder Representative shall have sixty (60) days following its receipt of the Post-Closing Statement (the “Review Period”) to review the Post-Closing Statement. On or before the expiration of the Review Period, the Securityholder Representative shall deliver to Parent a written statement accepting or disputing the Post-Closing Statement. In the event that the Securityholder Representative shall dispute the Post-Closing Statement, such statement shall, to the extent reasonably practicable, include a reasonably detailed itemization of the Securityholder Representative’s objections and the reasons therefor (such statement, a “Dispute Statement”). Any component of the Post-Closing Statement that is not disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal. If the Securityholder Representative does not deliver a Dispute Statement to Parent within the Review Period or delivers a statement accepting the Post-Closing Statement, the Post-Closing Statement shall be final and binding on the parties hereto and not subject to appeal.

(d)    Dispute Resolution. If the Securityholder Representative delivers a Dispute Statement during the Review Period, Parent and the Securityholder Representative shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the thirty (30) calendar days immediately following Parent’s receipt of the Dispute Statement, or such longer period as Parent and the Securityholder Representative may mutually agree (the “Resolution Period”). During the Review Period (and, if applicable, the Resolution Period), Parent shall provide the Securityholder Representative and its Representatives with reasonable access, during normal business hours and upon reasonable advance notice, to the work papers of Parent and the Surviving Corporation, their accountants or any of their other Representatives, as well as to any of the personnel, property and facilities and the books and records and other relevant information of the Surviving Corporation, in each case, to the extent related to the preparation of the Post-Closing Statement, and Parent shall make available its and the Surviving Corporation’s employees knowledgeable about the information used in, and the preparation of, the Post-Closing Statement; provided, that such access must be reasonable and shall be in a manner that does not interfere with the normal business operations of the Company. Any such disputed items that are resolved and documented by mutual agreement of Parent and the Securityholder Representative during the Resolution Period shall be final and binding on the parties hereto and not subject to appeal. If Parent and the Securityholder Representative do not resolve all such disputed items by the end of the Resolution Period, Parent and the Securityholder Representative shall submit all items remaining in dispute with respect to the Dispute Statement to Alvarez & Marsal, or another nationally recognized accounting firm mutually acceptable Parent and the Securityholder Representative (the “Accounting Firm”) for review and resolution. Any further submissions to the Accounting Firm must be written and delivered to each party to the dispute, and neither Parent nor the Securityholder Representative shall have any ex parte communications with the Accounting Firm without the other party. The Accounting Firm shall act as an expert and not an arbitrator. The Accounting Firm shall make all calculations in accordance with the Accounting Principles and other definitions, terms and provisions of the Agreement, may consider only those items and amounts that are identified in the Dispute Statement as being items that the Parent and Securityholder Representative are unable to resolve, and may not assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. Parent and the Securityholder Representative shall use their commercially reasonable efforts to cause the Accounting Firm to resolve all disagreements as soon as practicable in amounts between the disputed amounts set forth in the Post-Closing Statement and the Dispute Statement. Each of Parent and the Securityholder Representative shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm, (ii) submit a written statement in support of their respective positions, and provide supporting material to the Accounting Firm in defense of their respective positions and submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality agreements with the Accounting Firm, provide the Accounting Firm with access to their respective books, records, personnel and Representatives and such other information as the Accounting Firm may require in order to render its determination. The Accounting Firm shall be instructed to deliver to Parent and the Securityholder Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Parent and the Securityholder Representative) of the disputed items as promptly as practicable, but in any event within thirty (30) calendar days after its engagement, which determination shall be final and binding on the parties hereto and not subject to appeal, absent manifest error. The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Parent, on the one hand, and the Securityholder Representative, on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm and in favor of such party’s position. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Parent’s position, 40% of the costs of its review would be borne by Parent and 60% of the costs would be borne by the Securityholder Representative.

(e)    Post-Closing Payments.

(i)    The Merger Consideration, calculated based on (A) the amount of Closing Cash, (B) the amount of Closing Net Working Capital, (C) the amount of Closing Indebtedness, and (D) the amount of Unpaid Transaction Expenses, each as deemed final and binding on the parties hereto pursuant to this Section 1.9, is referred to herein as the “Final Merger Consideration”.

(ii)    If the amount of the Final Merger Consideration exceeds the amount of the Estimated Merger Consideration (such excess amount, the “Positive Adjustment”), then, within five (5) Business Days after the determination of the Final Merger Consideration pursuant to this Section 1.9, (i) Parent shall deposit or shall cause to be deposited with the Paying Agent, by wire transfer of immediately available funds, the Positive Adjustment (net of any amounts deposited with the Securityholder Representative pursuant to Section 1.9(e)(v)), (ii) Parent and the Securityholder Representative shall provide a joint written instruction to the Escrow Agent to promptly deposit the amount available in the Escrow Fund with the Paying Agent (net of any amounts deposited with the Securityholder Representative pursuant to Section 1.9(e)(v)) and (iii) Parent shall cause the Paying Agent to promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clauses (i) and (ii) above to the Securityholders in accordance with their respective Pro Rata Portions (it being understood that all such amounts payable in respect of Company Options shall be paid to the former holders thereof through Parent’s or Surviving Corporation’s payroll account no later than the second (2nd) regularly scheduled payroll following such date).

(iii)    If the amount of the Estimated Merger Consideration exceeds the amount of the Final Merger Consideration (such excess amount, the “Negative Adjustment”), then within five (5) Business Days after the determination of the Final Merger Consideration pursuant to this Section 1.9, Parent and the Securityholder Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Escrow Fund (A) to Parent, the amount of the Negative Adjustment in immediately available funds by wire transfer to an account or accounts designated by Parent in writing, up to a maximum payment equal to the Escrow Amount and (B) if the amount available in the Escrow Fund exceeds the Negative Adjustment, the amount of such excess (net of any amounts deposited with the Securityholder Representative pursuant to Section 1.9(e)(v)) to the Paying Agent for further distribution to the

Securityholders in accordance with their respective Pro Rata Portions (it being understood that all such amounts payable in respect of Company Options shall be paid to former holders thereof through Parent’s or Surviving Corporation’s payroll account no later than the second (2nd) regularly scheduled payroll following such date).

(iv)    This Section 1.9(e) and the determination of the Final Merger Consideration shall be the sole and exclusive remedies of the parties hereto with respect to the matters addressed in this Section 1.9.

(v)    Notwithstanding any provision herein to the contrary, following the prior written request of the Securityholder Representative, Parent shall deposit, or cause the Paying Agent or Escrow Agent to deposit (as applicable) with the Securityholder Representative (by wire transfer of immediately available funds to an account designated in writing by the Securityholder Representative) all or any portion of the aggregate amount otherwise payable to the Securityholders pursuant to Section 1.9(e)(i) or Section 1.9(e)(ii) to the extent requested by the Securityholder Representative, which amount shall (i) reduce the amount other payable to the Securityholders pursuant to Section 1.9(e)(i) or Section 1.9(e)(ii) and (ii) shall be added to the Expense Fund (and shall be available to the Securityholder to pay any reasonable and documented fees, costs or other expenses it may incur in performing its duties or obligations or exercising its rights under this Agreement or the Escrow Agreement).

(vi)    To the maximum extent permitted by applicable Law, any payment made under this Section 1.9 shall be treated for all Tax purposes as an adjustment to the Merger Consideration.

1.10    Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, then the officers and directors of the Surviving Corporation are hereby authorized, empowered and directed in the name of and on behalf of the Company to execute and deliver any and all things and to take such action as is necessary or desirable to vest or to perfect or confirm title to such property or rights in the Surviving Corporation.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, except as disclosed in the disclosure schedule (referencing the appropriate section and paragraph numbers in this Article II to which it relates); provided, however, that any disclosure under one such section or paragraph number in this Article II shall be deemed to have been disclosed for all purposes of this Agreement in respect of such other sections and paragraph numbers of this Article II to the extent that the relevance of such disclosure to such other sections and paragraph numbers is reasonably apparent on the face of the disclosure and without reference to the extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed) supplied by the Company to Parent on the date of this Agreement (the “Disclosure Schedule”) as to the matters specified in this Article II.

2.1    Organization of the Company.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted.

(b)    The Company is duly qualified or licensed to do business and is in good standing (or its equivalent) in every jurisdiction in which it conducts its business or owns, leases or operates its properties and assets, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    The Company has made available to Parent a true, correct and complete copy of each of its Organizational Documents. The Company is not in material violation of any of the provisions of its Organizational Documents.

2.2    Authority.

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Transaction Agreements to which it is or will be a party, and to perform its obligations hereunder and thereunder, as well as to consummate the Merger and the other Transactions applicable to the Company. The approval of the Board of Directors of the Company has been properly obtained in accordance with the Organizational Documents of the Company and applicable Law, and it constitutes all of the necessary action or authorization on the part of the Board of Directors of the Company for the authorization, execution and delivery and performance of this Agreement and the Transaction Agreements by the Company and the consummation by the Company of the Transactions. The approval of this Agreement, the Transaction Agreements, the Merger and the other Transactions applicable to the Company by Stockholders constituting the Requisite Stockholder Approval constitutes all of the votes, consents and approvals required of the Stockholders under the Company’s Organizational Documents and applicable Law, for the authorization, execution, delivery and performance of this Agreement and the Transaction Agreements by the Company, and the consummation by the Company of the Merger and the other Transactions applicable to the Company.

(b)    This Agreement, and each of the other the Transaction Agreements to which the Company is a party, have been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company) constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to (i) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally or (ii) to general principles of equity.

2.3    No Conflict. Assuming the receipt or making of the consents, waivers, approvals, orders, authorizations, registrations, declarations and filings specified in Section 2.4, the execution and delivery by the Company of this Agreement and each of the Transaction Agreements to which it is a party does not, and the performance of its obligations under this Agreement and the consummation of the Merger, do not and will not, conflict with, result in any breach or violation of or default under or require any notice or consent (in each case, with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation, modification or acceleration of any obligation, payment of any benefit, or loss of any benefit (any such event, a “Conflict”) under (a) any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) any Company Material Contract (except for such Conflicts which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole), (c) any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible) or (d) result in the creation of any Lien upon the Company Capital Stock or any property or assets owned by the Company and its Subsidiaries or used in the operation of the Company’s business.

2.4    Governmental and Third-Party Consents.

(a)    Except as set forth on Section 2.4 of the Disclosure Schedule, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by, or with respect to the Company or any of its Subsidiaries, in connection with the execution and delivery by the Company of this Agreement or the performance by the Company of its obligations under this Agreement, any Transaction Document or in connection with the consummation of the Transactions applicable to the Company, including the Merger, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under the HSR Act and any other applicable antitrust or competition Laws (collectively, “Antitrust Laws”), (c) any filings required by applicable securities Laws and (d) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)    All of the Current Government Contracts, were legally awarded, are in full force and effect and are binding on the other parties thereto in accordance with their terms. Neither the Company nor any Subsidiary has received written notice that any such Government Contracts (or, where applicable, the prime contracts or higher-tier subcontracts under which such Government Contracts were awarded) are the subject of bid or award protest proceedings or that the counterparty to any such Government Contracts intends to make a material modification to, reduce future expenditures under or refrain from exercising any options under such Government Contracts, and no such Government Contracts (or, where applicable, the prime contracts or higher-tier subcontracts under which such Government Contracts were awarded) are reasonably likely to become the subject of bid or award protest proceedings, a material modification, a reduction in future expenditures or the failure to exercise an option.

(c)    With respect to each Government Contract or outstanding Government Bid: (i) the Company and its Subsidiaries have complied with all material terms and conditions of such Government Contract or Government Bid, including clauses, provisions, conditions of eligibility for award, and requirements incorporated expressly, by reference, or by operation of applicable

Law therein; (ii) the Company and its Subsidiaries have complied in all material respects with all applicable statutory requirements, rules, regulations, orders or agreements pertaining to such Government Contract or Government Bid, including but not limited to any FAR, any applicable agency-specific FAR supplement or acquisition regulation and related cost principles and the Cost Accounting Standards; (iii) all representations, certifications, assertions of eligibility for award, cost or pricing data (as defined in FAR 2.101), and warranties executed, acknowledged or set forth in, submitted with, or pertaining to, such Government Contract or Government Bid were current, accurate and complete in all material respects as of their effective date, and the Company and its Subsidiaries have complied with all such representations, certifications, and warranties; (iv) no Governmental Authority, prime contractor, subcontractor or any other Person has notified the Company in writing of an alleged breach or violation of any requirement, representation, certification, disclosure obligation, contract term, condition, clause, provision, specification or applicable Law pertaining to such Government Contract or Government Bid; (v) no termination for convenience, termination for default, cure notice or show cause notice has been received by the Company; (vi) no substantially adverse or negative past performance evaluation or rating has been received that could reasonably be expected to adversely affect the potential award of a Government Contract to the Company; (vii) no negative determination of responsibility has been issued with respect to any quotation, bid or proposal for any Government Contract; (viii) no cost or charge incurred by the Company has been questioned or disallowed in writing other than those that have been resolved; and (ix) no money due to the Company or any Subsidiary pertaining to such Government Contract has been withheld or offset nor has any claim been made in writing to withhold or offset money.

(d)    In the last six (6) years: (i) neither the Company nor any Subsidiary has undergone, and none is undergoing, any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts or Government Bids, other than in the ordinary course of business, and, to the Knowledge of the Company, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, other than in the ordinary course of business; (ii) neither the Company nor any Subsidiary has received any document requests, subpoenas, search warrants, or civil investigative demands addressed to or requesting information from the Company or any of its officers, managers or employees with respect to any of the Company’s Government Contracts or Government Bids; (iii) neither the Company nor any Subsidiary, nor any their respective officers, managers, directors or, to the Knowledge of the Company, employees has been under, nor, to the Knowledge of the Company, is there pending or threatened (in writing) any administrative, civil or criminal investigation or indictment or any audit involving alleged false statements, false claims or other improprieties relating to the Government Contracts or Government Bids; (iv) neither the Company nor any Subsidiary has conducted or initiated any audit (other than routine audits in the ordinary course of business), review, or inquiry with respect to any suspected, alleged, or possible violation of any contract requirement or applicable Law, or inaccuracy in any representation or certification, with respect to any Government Contract or Government Bid; (v) neither the Company nor any Subsidiary has made or been required to make any voluntary or mandatory disclosure to any Governmental Authority with respect to evidence or existence of any alleged, suspected, or possible breach, violation, irregularity, mischarging, misstatement, or other act or omission; (vi) there have been no facts and circumstances that would require a mandatory disclosure pursuant to

FAR 52.203-13; (vii) neither the Company nor any Subsidiary has been, and none is currently a party to, any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to the Government Contracts or Government Bids; and (viii) neither the Company nor any Subsidiary has made any payment, directly or indirectly, to any Person in violation of applicable Law relating to procurement by a Governmental Authority, including (but not limited to) those relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

(e)    Except as set forth in Section 2.4(e) to the Disclosure Schedule: (i) there are no existing or threatened claims against the Company, asserted in writing by any Governmental Authority or by any prime contractor, subcontractor, vendor or other Person relating to any Government Contract (excluding claims for payments due in the ordinary course of performance of any such Government Contract); (ii) no outstanding disputes exist between the Company and any Governmental Authority, under the Contract Disputes Act or any other applicable Law, or between the Company and any prime contractor, subcontractor or vendor, relating to any Government Contract; and (iii) the Company has not asserted any claim under the Contract Disputes Act or initiated any dispute proceedings, directly or indirectly against any Governmental Authority, prime contractor, subcontractor or vendor concerning any Government Contract.

(f)    There are no events or omissions that could reasonably be expected to result in (i) a claim against the Company or its Subsidiaries by a Governmental Authority or any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid; (ii) a dispute between the Company or any of its Subsidiaries and a Governmental Authority or any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid; (iii) liability under the False Claims Act or any state false claims acts; (iv) a claim for price adjustment; or (v) any other request for a reduction in the price of any Government Contract, including claims based on actual or alleged defective pricing. Neither the Company nor any of its Subsidiaries has taken any action that could reasonably be expected to give any Person a right to make a material claim under any warranty or guarantee contained in any Government Contract.

(g)    To the extent applicable, the Company and its Subsidiaries have taken all reasonable steps designed to comply in all material respects with all data security, cybersecurity, and physical security terms and conditions and procedures required by its Government Contracts, and by all applicable Law, including any requirements to notify any Governmental Authority of any data breach suffered by the Company or any of its Subsidiaries related to any Government Contract.

(h)    None of the Company, its Subsidiaries or, the Knowledge of the Company, any of their respective managers, directors, officers, representatives, agents, consultants, or employees is (or at any time during the last three (3) years has been) suspended or debarred from doing business with any Governmental Authority, or proposed for suspension or debarment or declared not responsible or ineligible to receive a Government Contract. No debarment, suspension or exclusion proceeding has been initiated against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective managers, directors, officers, representatives, agents, consultants, or employees. No circumstances exist that may lead to the institution of suspension or debarment proceedings against the Company or its Subsidiaries, or, to the Knowledge of the Company, any their respective managers, directors, officers, representatives, agents, consultants, or employees. Neither the Company nor any of its Subsidiaries has been terminated for default under any Government Contract.

(i)    Except as set forth in Section 2.4(i) to the Disclosure Schedule, there are no Government Contracts or Government Bids (or mitigation plans under such Government Contracts or Government Bids) that include one or more terms or provisions that restrict the Company or its Subsidiaries’ ability to bid on or perform work on future Contracts or programs or for specific periods of time based upon “organizational conflicts of interest,” as defined in FAR Subpart 9.5 or other applicable Law, regulation, or contract term. No organizational conflicts of interest (“OCI”) will arise as a consequence of the consummation of the Transactions. In the past six (6) years, the Company and its Subsidiaries have complied in all material respects with all of their OCI mitigation plans and have not received any written notice of any failure to comply with such plans or the existence of any prohibited OCI in connection with any Government Contract or Government Bid. The Company has furnished to the Parent complete copies of all such OCI mitigation plans for (i) Government Contracts that are currently in force and active or are not closed out or (ii) Government Bids.

(j)    No Current Government Contract has incurred or currently projects losses, nor will any Government Bid, if accepted or entered into, obligate the Company or its Subsidiaries to process, manufacture or deliver products or perform services that could reasonably be expected to incur, or currently project, losses.

(k)    Neither the Company nor any of its Subsidiary has made any assignments of the Current Government Contracts or of any interests in such Government Contracts. Neither the Company nor any of its Subsidiaries has entered into any financing arrangements with respect to the performance of any Current Government Contract.

(l)    Neither the Company nor any of its Subsidiaries, nor any of their respective managers, directors, officers, or employees (nor, to the Knowledge of the Company, any representative, agent or other Person acting for or on behalf of the any of the foregoing) has violated any legal, administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former officials or employees of any Governmental Authority.

(m)    The Company and its Subsidiaries have taken all required steps in all material respects under the Government Contracts to assert, protect, and support its rights in technical data, computer software, computer software documentation, inventions, and other Intellectual Property. Without limiting the foregoing, the Company and its Subsidiaries have timely disclosed and elected title to all subject inventions, timely listed all technical data and computer software to be furnished with less than unlimited rights in any required assertions table, and included the proper and required restrictive legends on all copies of any technical data, computer software, computer software documentation, and other Intellectual Property delivered under any Government Contract. All such markings and rights were, to the Knowledge of the Company, properly asserted and justified under the Government Contracts, and no Governmental

Authority, prime contractor, or higher-tier subcontractor has challenged or, to the Knowledge of the Company, has any basis for challenging, such markings and rights asserted by the Company or any of its Subsidiaries, as applicable.

(n)    Except as set forth on Section 2.4(n) to the Disclosure Schedule, no personal property, equipment or fixtures are loaned, bailed or otherwise furnished to the Company or any of its Subsidiaries by or on behalf of the United States Government.

(o)    Neither the Company nor any Subsidiary has any Government Contracts that require the Company or any Subsidiary to have a facility clearance or that require any employees or other personnel of the Company or its Subsidiaries to have security clearances.

(p)    To the Company’s Knowledge, within such three (3) year period, no Governmental Authority has assigned the Company or any Subsidiary a rating below “Satisfactory” in connection with any contractor performance assessment report, past performance questionnaire, or similar evaluation of past performance.

2.5    Subsidiaries.

(a)    Section 2.5(a) of the Disclosure Schedule sets forth: (i) the name of each of Subsidiary of the Company, (ii) the jurisdiction in which each Subsidiary is organized, formed or incorporated, as applicable, (iii) the jurisdictions in which each Subsidiary is qualified to do business (to the extent such concept is applicable), and (iv) the issued and outstanding capital stock of each Subsidiary and the record holders thereof. Except as set forth on Section 2.5(a) of the Disclosure Schedule, the Company does not own, directly or indirectly, the capital stock of or any other equity or ownership interest in, any other Person, and neither the Company nor any of its Subsidiaries is, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business arrangement. Each of the Company’s Subsidiaries have been duly formed, organized or incorporated and are validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of formation, organization or incorporation. Each of the Company’s Subsidiaries has all necessary corporate, limited liability company or similar applicable power to own, lease and operate its properties and to operate and carry on its business as currently conducted.

(b)    Each Subsidiary of the Company is duly qualified or licensed to do business and in good standing in each jurisdiction in which it conducts business, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Organizational Documents of each of its Subsidiaries. None of the Company’s Subsidiaries is in material violation of any of its Organizational Documents.

(c)    Except as set forth on Section 2.5(c) of the Disclosure Schedule, all of the outstanding capital stock or other equity or ownership interest in, each Subsidiary of the Company is owned directly or indirectly by the Company free and clear of any Lien (other than Permitted Liens). There are no options, warrants, call rights, commitments or Contracts of any character, to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise make outstanding, any shares of capital stock or any other equity or ownership interests of any Subsidiary of the Company of any kind. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and are validly issued, fully paid and non-assessable.

2.6    Company Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of the Company consists entirely of: (i) 265,000,000 shares of Class A Common Stock, (ii) 15,000,000 shares of Class B Common Stock, and (iii) 25,000,000 shares of Class C Common Stock.

(b)    As of the date of this Agreement, (i) 149,894,661 shares of Class A Common Stock are issued and outstanding, (ii) 910,367 shares of Class B Common Stock are issued and outstanding, and (iii) zero shares of Class C Common Stock are issued and outstanding, and 24,549,656 shares of Class C Common Stock are reserved for issuance upon the exercise of outstanding Company Options, of which 20,709,348 are subject to outstanding and unexercised Company Options and 3,840,308 remain available for future issuance thereunder. Section 2.6(b)(i) of the Disclosure Schedule lists, as of the date of this Agreement, a true, correct, and complete list of each holder of Company Capital Stock and the number and type of shares of Company Capital Stock so owned by each such Company Stockholder. Section 2.6(b)(ii) of the Disclosure Schedule lists, as of the date of this Agreement, a true, correct and complete list of each holder of Company Options, and each Company Option including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the plan from which such Company Option was granted (if other than the Company Equity Plan). Except as set forth on Section 2.6(b) of the Disclosure Schedule, there are no securities or rights of the Company, or Contracts, commitments, understandings or arrangements by which the Company is bound obligating the Company to redeem, repurchase, or otherwise transfer, retire or acquire any shares of Company Capital Stock or other equity interests of the Company.

(c)    All outstanding shares of Company Capital Stock (x) have been duly authorized and validly issued and are fully paid, non-assessable and are not subject to any preemptive rights, right of first refusal or similar rights created under the Company’s Organizational Documents, any Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound, or pursuant to applicable Laws, and (y) have been offered, sold, issued and delivered by the Company in all material respects in compliance with the terms of any applicable Contract to which the Company is a party, the Organizational Documents of the Company and all applicable Laws.

(d)    Except as set forth in Section 2.6(a) and Section 2.6(b) (and on the corresponding sections of the Disclosure Schedule), neither the Company nor any Subsidiary (i) has any outstanding options, warrants, purchase rights, calls, puts, pledges, Contracts, rights of conversion, agreements or commitments of any character whatsoever relating to, or securing rights convertible into, any shares of capital stock (or securities containing any equity features) of the Company, or Contracts, commitments, understandings or arrangements, by which the Company is or may be bound to issue any additional shares of Company Capital Stock or other equity interests or options, warrants, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of Company Capital Stock or other equity interests, (ii) there are no issued or outstanding options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into Company Capital Stock or other equity securities of the Company that have been granted by the Company, and (iii) except as set forth on Section 2.6(d) of the Disclosure Schedule, neither the Company nor any Subsidiary is party to any Contract obligating the Company to issue, transfer or sell any shares of Company Capital Stock or other equity interests of the Company or securities convertible into or exchangeable or exercisable for Company Capital Stock.

(e)    Section 2.6(e) of the Disclosure Schedule lists each Contract to which the Company or any Subsidiary is a party that restricts the transfer of, that relates to (or that provide a proxy for) the voting of, that provides registration rights in respect of, or that obligates repurchase of, any shares of Company Capital Stock or other equity interest of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of the Company or any Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Capital Stock may vote. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock or other equity interests of the Company or any of its Subsidiaries.

2.7    Company Financial Statements; Controls; Accounts Receivable; Bank Accounts.

(a)    Section 2.7(a) of Disclosure Schedule sets forth copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020, December 31, 2019 and December 31, 2018, and the related audited consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries for the applicable 12-month period then ended, and (ii) the unaudited consolidated balance sheet (the “Company Balance Sheet”) of the Company and its Subsidiaries as of March 31, 2021 (the “Balance Sheet Date”) and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows of the Company for the 3 month period then ended (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”).

(b)    Except as set forth on Section 2.7(b) of the Disclosure Schedule, the Company Financial Statements (i) fairly and accurately present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein, subject, in the case of the unaudited interim Company Financial Statements, to year-end adjustments (and except, in the case of the unaudited Company Financial Statements, except for the absence of footnotes), (ii) were prepared in accordance with GAAP (except, in the case of the Company Balance Sheet, for the absence of footnotes) applied on a consistent basis throughout the periods indicated, and (iii) are derived from and in accordance with, in all material respects, the books and records of the Company and its Subsidiaries.

(c)    The Company has established and maintains a system of internal accounting controls reasonably sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made in accordance with appropriate authorizations of management and the board of directors of the Company, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. As of the date of this Agreement, to the Knowledge of the Company, no officers or employees of the Company or its Subsidiaries whose job functions include the preparation of financial statements or who have a primary role in internal accounting controls utilized by the Company, or has committed fraud with the intent to deceive (and not negligent fraud, reckless fraud or fraud based on any other state of mind). As of the date of this Agreement, no director or executive officer nor, to the Knowledge of the Company, any other representative of the Company or any of its Subsidiary, has received or otherwise had or has obtained knowledge of any material written complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or its internal accounting controls or any material inaccuracy in the Company’s financial statements.

(d)    The accounts receivable as reflected on the Company Balance Sheet arose in the ordinary course of business and represented bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s past practice. The accounts receivable of the Company arising after the Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business and represented or shall represent bona fide claims against debtors for sales and other charges. To the Knowledge of the Company, there is no pending claim or counterclaim of offset against, recoupment or setoff against, accounts receivable of the Company.

(e)    Section 2.7(e) of the Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which the Company or any Subsidiary maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

2.8    Liabilities. Except as set forth on Section 2.8 of the Disclosure Schedule, as of the date of this Agreement, the Company and its Subsidiaries do not have any material liabilities of any nature, except for liabilities which (a) have been reflected or reserved against in the Company Balance Sheet or disclosed in the notes thereto, (b) have arisen in the ordinary course of business consistent with past practice since the Balance Sheet Date (and do not result from any breach of Contract, warranty, infringement, tort or violation of Law) or were incurred in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, (c) are executory obligations under the Contracts of the Company and its Subsidiaries, or (d) are the subject of another representation or warranty in this Agreement.

2.9    Absence of Certain Changes.

(a)    Since the Balance Sheet Date to and including the date of this Agreement, except in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the consummation of the Transactions contemplated hereby, the Company and its Subsidiaries have operated in all material respects in the ordinary course of business, and have not taken (or failed to take) any action which, if taken (or failed to be taken) during the period commencing immediately following the execution of this Agreement and terminating at the Closing, (the “Pre-Closing Period”), would be prohibited by Section 4.1(b).

(b)    Since December 31, 2020 through and including the date of this Agreement, a Company Material Adverse Effect has not occurred to the Company or its Subsidiaries that is continuing.

2.10    Real Property; Absence of Liens on Tangible Property.

(a)    Neither the Company nor its Subsidiaries owns (or has ever owned) any real property. Section 2.10(a) of the Disclosure Schedule lists all real property currently leased, subleased or otherwise occupied by the Company or its Subsidiaries (the “Leased Real Property”), which Leased Real Property comprises all of the real property leased, subleased or otherwise occupied by the Company and its Subsidiaries in the operation of the business. The Company has made available to Parent copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in the Leased Real Property, including all amendments and modifications thereto (collectively, the “Lease Agreements”). With respect to each Lease Agreement, (i) each of the Company and its Subsidiaries (as applicable) has a legal, valid, binding and enforceable leasehold interest in the Leased Real Property leased by it, and the Lease Agreements are in full force and effect (subject to (A) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally or (B) general principles of equity), (ii) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default under any Lease Agreement by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto, and (iii) except as set out in Section 2.10(a) of the Disclosure Schedule, the Transactions do not require the consent of any other party to any Lease Agreement and will not result in a breach or default under such lease. The possession and quiet enjoyment of the Leased Real Property by the Company and its Subsidiaries has not been disturbed in any material respect, and there are no disputes with any landlord or other counterparty with respect to the Leased Real Property. No security deposit or portion thereof deposited with respect to a Leased Real Property has been applied in respect of a breach or default under such Lease Agreements which has not been redeposited in full. Neither the Company nor its Subsidiaries owes any brokerage commissions or finder’s fees with respect to the Leased Real Property. Neither the Company nor its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof. Neither the Company nor any Subsidiary has any obligations with respect to deferred rent or other payments with respect to any Leased Real Property. There are no contractual or legal restrictions (other than those imposed by a Governmental Authority in response to COVID-19) that preclude or restrict the ability to use any Leased Real Property by the Company or its Subsidiaries for the

current use of such Leased Real Property. There are no material latent defects or material adverse physical conditions affecting the Leased Real Property and all plants, warehouses, distribution centers, structures and other buildings included in the Leased Real Property are adequately maintained and are in good operating condition and repair, subject to normal wear and tear, for the requirements of the business of the Company and its Subsidiaries as currently conducted. No parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated, re-zoned or otherwise taken by any Governmental Authority with or without payment of compensation therefore, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(b)    The Company and its Subsidiaries have good, valid and marketable title to, or, in the case of leased properties and assets, hold a valid leasehold interests in, all material tangible personal property and assets used by the Company or any Subsidiary in the conduct of the business, free and clear of all Liens except for Permitted Liens.

(c)    The tangible assets and properties owned, leased and licensed by the Company and its Subsidiaries constitute all of the tangible assets and properties that are necessary for the Company and its Subsidiaries to conduct, operate and continue the conduct of their business as currently conducted and to sell and otherwise enjoy full rights to exploitation of its assets and properties.

2.11    Intellectual Property

(a)    Section 2.11(a) of the Disclosure Schedule lists all Company Products.

(b)    Section 2.11(b) of the Disclosure Schedule lists, as of the date of this Agreement, the Company Registered Intellectual Property, including: (i) registered Trademarks and applications to register Trademarks; (ii) Patents and applications for Patents; (iii) all registered Copyrights and applications to register Copyrights; and (iv) Domains, in each case listing, as applicable, (A) the name of the applicant/registrant and current owner, (B) the jurisdiction where the application/registration is located, (C) the status of such application/registration, (D) the application or registration number, (E) applicable registrar and the registration renewal date for Domains, and (F) actions that must be taken, including the payment of maintenance and renewal fees, within the 120 days following the date of this Agreement in order to prosecute or maintain such Company Registered Intellectual Property. All registration, maintenance and renewal fees in respect of such Company Registered Intellectual Property that are or shall be due for payment on or before the Closing Date have been or shall be timely paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property that are or shall be due for filing on or before the Closing Date have been or shall be timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s or any of its Subsidiaries’ ownership interests therein. All Company Registered Intellectual Property is valid, subsisting and enforceable. Neither the Company nor any of its Subsidiaries has received any written (or, the Company’s Knowledge, oral) notice of a pending claim challenging the validity or enforceability of, or contesting the rights of the Company or its Subsidiaries with respect to, any of the Company Registered Intellectual Property.

(c)    In each case in which the Company or one of its Subsidiaries has acquired ownership of any Intellectual Property Rights from a Third Person that are material to the business of the Company and its Subsidiaries taken as a whole, the Company or such Subsidiary has entered into a written and binding proprietary information and invention assignment agreement (or other similar assignment agreement) validly assigning all such Intellectual Property Rights from such Third Person. The Company has provided to Parent copies of all of its standard forms of such proprietary information and invention assignment currently and historically used by the Company and its Subsidiaries (each, a “Form PIIA”). Each assignment executed by an employee of the Company or its Subsidiaries does not deviate in any material respect from the corresponding Form PIIA. To the Knowledge of the Company, no current or former employee is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any third party by virtue of such employees current or former employment by, or performance of services for, the Company or any of its Subsidiaries, or for using trade secrets or proprietary information of any third party without permission.

(d)    Except as set forth on Section 2.11(d) of the Disclosure Schedule, the Company Intellectual Property is owned exclusively by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. The Company has not (i) sold, transferred, or otherwise divested any Intellectual Property Rights that would be Company Intellectual Property but for such sale, transfer or divestiture, or (ii) granted any Third Person any exclusive right to any Company Intellectual Property, or (iii) permitted Company Intellectual Property that is or was material to the business of the Company and its Subsidiaries at the applicable time, taken as a whole, to enter into the public domain.

(e)    Except as set forth on Section 2.11(e) of the Disclosure Schedule, the Company has taken commercially reasonable measures to protect from unauthorized use and unauthorized disclosure the material trade secrets of the Company and its Subsidiaries that it has chosen in the course of exercise of its reasonable business discretion to maintain as trade secrets. The Company has a policy requiring Company employees and consultants engaged in the creation of any Technology for the Company to execute a confidentiality agreement substantially in the Company’s standard form(s), copies of which have been made available to Parent. The Company has not provided or licensed, and is not obligated, and has no contingent obligation, to provide or license, any Company Source Code to any Third Person, including without limitation pursuant to any source code escrow arrangement, other than employees and contractors providing services to or on behalf of Company or its Subsidiaries in the ordinary course of business, and Third Person services providing backup, source code repository, hosting and similar services to Company or its Subsidiaries. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a Third Person of any Company Source Code.

(f)    (i) The operation of the Company and its Subsidiaries’ businesses, including the Company’s and its Subsidiaries’ design, development, distribution, and sale of the Company Products does not infringe upon or otherwise misappropriate the Intellectual Property Rights of any Third Person, and (ii) neither the Company nor any of its Subsidiaries has any liability to a Third Person for infringement or misappropriation of any Intellectual Property Rights. To the

Knowledge of the Company, no Person is infringing upon or otherwise misappropriating any Company Intellectual Property. Neither the Company nor its Subsidiaries has brought any Actions before any Governmental Authority against any Third Person with respect to any Company Intellectual Property. No Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement to which the Company or one of its Subsidiaries is a party, or, to the Knowledge of the Company, to which any Third Person is a party, that restricts in any manner the use, provision, transfer, assignment or licensing thereof by the Company or its Subsidiaries or affects the validity, use or enforceability of such Company Intellectual Property.

(g)    Except as set forth on Section 2.11(g) of the Disclosure Schedule, as of the date of this Agreement, there is no Action pending or threatened in writing (or, to the Knowledge of the Company, orally) by or before any Governmental Authority or by any other Person against the Company or any of its Subsidiaries with respect to any alleged infringement or other misappropriation by the Company or its Subsidiaries of the Intellectual Property Rights of a Third Person, and, during the three (3) years prior to the date of this Agreement, none of the Company and its Subsidiaries have received any written (or, the Company’s Knowledge, oral) notice or communication from any Third Person alleging that the operation of the business of the Company and its Subsidiaries infringes or misappropriates such Person’s Intellectual Property Rights, or that the Company or its Subsidiaries are not in compliance with any of the In-Licenses. None of the Company and its Subsidiaries have obtained opinions of counsel relating to infringement, validity or enforceability of any Third Person’s Intellectual Property Rights.

(h)    Section 2.11(h) of the Disclosure Schedule identifies all Open Source Software combined with, linked with, or distributed by the Company or any one of its Subsidiaries in all currently distributed or supported versions of the Company Products, and describes whether the Open Source Software were modified and/or distributed by the Company or any of its Subsidiaries, and identifies the licenses under which such items of Open Source Software were used. The Company and its Subsidiaries are in material compliance with the terms and conditions of all Open Source Licenses governing the Company’s or any one of its Subsidiaries’ use of such Open Source Software. The Company has not distributed any Company Source Code pursuant to an Open Source License or contributed to any open-source project.

(i)    None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Parent or the Surviving Corporation by operation of Law or otherwise of any Contracts to which the Company or any of its Subsidiaries is a party or by which any of its assets is bound, will result in: (i) Parent or any of its Affiliates (other than the Surviving Corporation or its Subsidiaries) granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Parent or any of its Affiliates (other than the Surviving Corporation or its Subsidiaries); (ii) Parent or any of its Affiliates (other than the Surviving Corporation and its Subsidiaries), being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses; (iii) Parent or the Surviving Corporation being obligated to pay any royalties or other amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions; or (iv) any termination of or disposition of any Company Intellectual Property.

(j)    The Company and its Subsidiaries have not incorporated in, or distributed with, any Technology embodying Company Intellectual Property (including any versions thereof) any Open Source Software in a manner that has subjected any Company Source Code to any requirement under any applicable Open Source License to distribute such Company Source Code (i) in Source Code form, (ii) for the purpose of making modifications or derivative works, or (iii) for little or no fee. The Company has not received a written (or, the Company’s Knowledge, oral) notice or request from any Third Person to disclose, distribute or license any Company Source Code pursuant to an Open Source License, or alleging noncompliance with any such Open Source License.

(k)    Except as set forth on Section 2.10(c) of the Disclosure Schedule, no (i) government funding, (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Person (other than funds received in consideration for Company Capital Stock, general commercial debt incurred Company or its Subsidiaries or from the sale of products or services) was used in the development of the Company Intellectual Property. There are no known material bugs or defects affecting the Company Products currently distributed by the Company or one of its Subsidiaries, or distributed by the Company in the last five (5) years, which would reasonably be expected to give rise to a material failure of the Company Products to comply with any applicable warranty or other contractual commitment of the Company and its Subsidiaries.

(l)    The computer hardware, software, web sites, servers, and other information technology owned, licensed or leased by the Company or its Subsidiaries for the Company Products and that are controlled by the Company or its Subsidiaries, including all material computer hardware and software used in their businesses and to provide the Company Products (collectively, the “Business Systems”) (i) operate and perform in all material respects with respect to functionality used by the Company or its Subsidiaries in accordance with their documentation and functional specifications and (ii) have not, during the three (3) years prior to the date of this Agreement, malfunctioned or failed in a manner that resulted in significant or chronic disruptions to the operation of the business of the Company and its Subsidiaries. The Company and its Subsidiaries maintain commercially reasonable disaster recovery and business continuity measures with respect to the Business Systems. The Company and its Subsidiaries take commercially reasonable measures to protect the Business Systems within the control of the Company or any of its Subsidiaries against any unauthorized use, access, and disruption. During the three (3) years prior to the date of this Agreement, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there have been no unauthorized intrusions or breaches of the security of such Business Systems.

(m)    Neither the Business Systems within the control of the Company nor any Technology embodying Company Intellectual Property any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or to perform or facilitate, any of the following functions: disrupting, disabling, harming, impeding the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, “Malicious Code”). The Company and its Subsidiaries implement industry standard and commercially reasonable measures designed to prevent the introduction of Malicious Code into the Company Products and Business Systems within the control of the Company or any of its Subsidiaries.

2.12    Privacy. The Company and its Subsidiaries maintain, have at all times in the three (3) years prior to the date of this Agreement maintained, and have made available to Parent all current applicable posted privacy policies and all previous versions thereof posted at any time in the three (3) years prior to the date of this Agreement. Such privacy policies have not been inaccurate, misleading or deceptive or in violation of any applicable Privacy Obligations (as defined below), in each case, in any material respect. The Company’s and its Subsidiaries’ collection, use, maintenance, storage, retention, disclosure, transfer, disposal or any other processing (collectively “Process” or “Processing”) of Personal Information are, and for the five (5) years prior to the date of this Agreement have been, in compliance in all material respects with (i) the Company’s or its Subsidiaries’ applicable posted privacy policies and public written statements relating to privacy and data security, (ii) contractual obligations of the Company and its Subsidiaries relating to privacy and data security, (iii) all applicable Laws relating to privacy and data security, including, as applicable, such Laws relating to communication via email, telephone or text messages, or online behavioral advertising, and (iv) the privacy and data security requirements of any self-regulatory organizations with which the Company or any of its Subsidiaries have represented compliance or have agreed to be bound (including, to the extent applicable, the Payment Card Industry Data Security Standard and the self-regulatory requirements of the Digital Advertising Association and Network Advertising Initiative) ((i)-(iv) collectively, “Privacy Obligations”). To the Company’s Knowledge, no third party that has Processed Personal Information on behalf of the Company or any of its Subsidiaries (each a “Company Processor”) has done so in violation of any Privacy Obligation in any material respect in connection with such Processing of Personal Information on behalf of the Company or any of its Subsidiaries. The Company’s and any of its Subsidiaries’ performance of this Agreement or any of the transactions contemplated herein will not violate any Privacy Obligations in any material respect. During the five (5) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries have received any written notice or written complaint from any Governmental Authority or any Third Person (A) alleging that any of the policies or practices of the Company or its Subsidiaries with respect to their Processing of Personal Information are not in compliance in any material respect with any Privacy Obligations; or (B) of any audit, investigation, inquiry, proceeding, litigation, suit, or Action of or against the Company or any of its Subsidiaries relating to their privacy or data security practices or any Processing of Personal Information. The Company and its Subsidiaries maintain and have at all times complied with their written information security program that, at a minimum, complies with or implements the Privacy Obligations in all material respects, and includes commercially reasonable physical, technical, organizational and administrative security measures designed to protect all Business Systems and all Personal Information collected or maintained by or on behalf of the Company and its Subsidiaries from and against any loss or unauthorized access, use, acquisition, modification, and disclosure. To the Knowledge of the Company, no circumstances or vulnerabilities exist that present a material risk to the Business Systems or any sensitive information maintained by or for the Company or any of its Subsidiaries. Neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any Company Processor has experienced any security breach or similar security instance that has resulted in any, or any other instance that has resulted in any material, unlawful, unauthorized, or accidental loss, destruction, use, modification, disclosure, Processing, unavailability of, or access to, Personal Information or other proprietary or confidential information, in each case, Processed by or on behalf of the Company or any of its Subsidiaries.

2.13    Material Contracts.

(a)    Section 2.13(a) of the Disclosure Schedule lists, each of the following categories of Contracts to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is legally bound:

(i)    any Contract(s) with a Significant Customer, Significant Channel Partner or Significant Supplier, other than with respect Contracts with Significant Customers or Significant Channel Partners that constitute purchase orders or similar confirmatory documents or other immaterial ancillary agreements not specific to the sale or license of Company Products and which purchase order, confirmatory document or other immaterial ancillary agreement does not contain material terms with respect to the contractual relationship between the Company or Subsidiary, as the case may be, and the Significant Customer, Significant Channel Partner or Significant Supplier;

(ii)    any Contract relating to the acquisition or disposition of any Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock, sale of assets or otherwise) or pursuant to which the Company or any of its Subsidiaries has any continuing or contingent obligations;

(iii)    any Contract relating to the sale, exclusive license or other disposition of material assets of the Company or any of its Subsidiaries other than non-exclusive licenses granted to customers in the ordinary course of business;

(iv)    any Contract that relates to the formation, creation, operation, management or control of any legal partnership or joint venture pursuant to which the Company or any of its Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(v)    any Contract relating to (A) Indebtedness of the Company or its Subsidiaries (other than credit card payables incurred in the ordinary course) or to the mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company, or (B) pursuant to which the Company or any of its Subsidiaries has guaranteed any Indebtedness on behalf of a third party;

(vi)    any Contract under which the Company or any of its Subsidiaries has been granted a license under any Third Person’s Intellectual Property Rights, other than (A) nonexclusive Contracts for the use of Shrink Wrap Code; (B) incidental licenses to use a Third Person’s Trademarks or feedback; (C) Contracts with employees or individual independent contractors for the assignment of, or license to, Intellectual Property Rights entered in to in the ordinary course of business on terms substantially and materially the same as Company’s standard forms which have been made available to Parent; (D) confidentiality or nondisclosure Contracts entered into in the ordinary course of business; (E) Open Source Software licenses; (F) Contracts that provide for licenses that are ancillary to the purchase or use of equipment or materials (the “In-Licenses”) and (G) non-exclusive Contracts with third party vendors that are on standard, non-negotiated terms and that were entered into by the Company in the ordinary course of business (other than such Contracts that are material to the Company Products);

(vii)    any Contract under which the Company or any of its Subsidiaries has licensed any material Company Intellectual Property to a Third Person, other than (A) Contracts entered into in the ordinary course of business authorizing distribution, resale, or use of the Company Products; and (B) confidentiality or nondisclosure Contracts entered into in the ordinary course of business;

(viii)    any Contract that limits in any material respect the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person in any geographic area;

(ix)    any Contract that (A) subjects the Company or any of its Subsidiaries to any most favored nation pricing provisions or (B) that grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person;

(x)    any Contract involving commitments to make capital expenditures in excess of $150,000 per annum;

(xi)    any Contract (other than Employment Agreements), that involves required cash payment by the Company or any of its Subsidiaries of more than $200,000 per year, which cannot be terminated within 30 days after giving notice of termination without resulting any Liabilities to the Company or its Subsidiaries;

(xii)     any Employment Agreement with an employee, other than any Employment Agreement that is substantially on the Company’s standard forms which have been made available to Parent or are terminable “at-will” without severance or change of control pay or benefits (other than continuation coverage required by law);

(xiii)    any Contract (other than the Key Employee Agreements, awards for Company Options disclosed on Section 2.6(b) of the Disclosure Schedule, and other Company Employee Plans disclosed in Section 2.19(a) of the Disclosure Schedule) with any insider or any Affiliate of the Company;

(xiv)    any settlement, conciliation or similar Contract (A) with any Governmental Entity or (B) with respect to any Action against the Company or any of its Subsidiaries, or any of their employees or Affiliates, in either case, pursuant to which the Company has material future obligations, payments or Liens after the date of this Agreement; and

(xv)    the Lease Agreements.

(b)    The Company has made available true, complete and unredacted copies of each Contract required to be disclosed pursuant to Section 2.13(a), including all amendments and supplements thereto (such Contracts, as amended or supplemented, the “Company Material Contracts”) and all Company Material Contracts are in written form. As of the date of this Agreement, neither the Company nor its Subsidiaries are in breach or default thereunder, nor to the Knowledge of the Company, is any other party to any such Company Material Contract in breach or default thereunder, except, in each case, for any such breach or default that is not material to the Company and its Subsidiaries, taken as a whole, and the Company or its Subsidiaries (as applicable) have performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Company Material Contract. Assuming the due authorization, execution and delivery by the other parties thereto, each Company Material Contract constitutes the valid and binding obligation of the Company or a Subsidiary of the Company and the other parties thereto, enforceable against the Company or a Subsidiary of the Company and the other parties thereto in accordance with its terms, except as such enforceability may be subject to (x) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (y) general principles of equity. Neither the Company nor any Subsidiary has received any written notice (or, to the Company’s Knowledge, other communication) regarding any actual or potential violation or breach of, default under, or intention to terminate, accelerate payment or obligations under or modify any Company Material Contract. Neither the Company nor any Subsidiary has any liability for renegotiation by the Company or its Subsidiaries, as applicable, with respect to Government Contracts.

2.14    Interested Party Transactions. Except for Contracts setting forth the employment relationships between the Company and any Subsidiary and their respective employees, the provision of compensation and benefits to employees under any Company Employee Plan and awards for Company Options disclosed on Section 2.6(b) of the Disclosure Schedule, in each case, made in the ordinary course of business, no officer, director, manager or Affiliate of the Company or any Subsidiary (nor, to the Knowledge of the Company, any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has ever had an economic interest), (a) has borrowed money from or loaned money to the Company or any of its Subsidiaries that is currently outstanding, or (b) has or has ever had, whether directly or indirectly, any other (i) material economic interest in any Person that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any goods or services, (ii) has entered into any Contract, commitment or transaction with the Company or any of its Subsidiaries, or has a beneficial interest in any such agreement, Contract, commitment or transaction with the Company or any Subsidiary, or by which the properties or assets of the Company or any Subsidiary are bound, or (iii) interest in any property (real, personal or mixed, whether tangible or intangible) that is material to the operation of the Company’s business; provided, however, that ownership of no more than five percent (5%) of the outstanding equity securities of a publicly traded Person shall not be deemed an “economic interest in any Person” for purposes of this Section 2.14.

2.15    Compliance with Laws.

(a)    The Company and its Subsidiaries are, and at all times in the three (3) year period prior to the date of this Agreement have been, in compliance in all material respects with all Laws applicable to their business, operations or their properties or assets.

(b)    The Company and each of its Subsidiaries: (i) are, and at all times during the three (3) years prior to the date of this Agreement have been, in compliance in all material respects with all Environmental Laws applicable to its operations at and occupancy of the Leased Real Property, (ii) have not received any written (or, the Company’s Knowledge, oral) notice from any Governmental Authority relating to any actual or alleged violation of, or material liability or material investigatory, corrective or remedial obligation under any Environmental Law applicable to its operations at the Leased Real Property or any real property at which the Company or any of its Subsidiaries formerly operated its business, (iii) have not entered into any agreement that may require the Company or any of its Subsidiaries to assume or otherwise provide an indemnity with respect to material liabilities of any other Person arising under any Environmental Law; and (v) have delivered to Parent copies of all environmental site assessment reports and environmental audits in the Company’s possession or control. There has been no release of Hazardous Substances at, on to, or from the Leased Real Property, nor to the Knowledge of the Company, any other property formerly leased or operated by the Company or any of its Subsidiaries, that would reasonably be expected to result in material liability to the Company under Environmental Laws or pursuant to any Contract.

(c)    During the three (3) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries directors, officers, managers, employees (nor, to the Knowledge of the Company, any of the their respective third-party Representatives acting on its or their behalf), has, directly or indirectly, taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) or any other applicable anti-corruption or anti-bribery Laws.

(d)    During the five (5) years prior to the date of this Agreement, the Company and each of its Subsidiaries (and, to the Knowledge of the Company, their respective third-party Representatives acting on its or their behalf) has conducted its export and re-export transactions in accordance in all material respects with the applicable import/export controls and economic sanctions in countries in which it conducts business (“Export Control Laws”). Without limiting the foregoing: (i) the Company and each of its Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Authority required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each of its Subsidiaries is in material compliance with the terms of all applicable Export Approvals; (iii) neither the Company nor any of its Subsidiaries has provided, sold to, or otherwise transferred, without any required approval from the appropriate government agency, products, software, technology, or services, directly or indirectly, to any person or entity in or for the benefit of (A) Cuba, Iran, North Korea, Sudan, Syria or the Crimean region of the Ukraine, (B) any instrumentality, agent, entity, or individual that is acting on behalf of, or directly or indirectly owned or controlled by, any Governmental Authority of such countries, (C) nationals of such countries, or (D) any organization, entity, or individual appearing on a U.S. or foreign list of sanctioned persons, including but not limited to the Department of Treasury’s Specially Designated Nationals & Blocked Persons List, Denied Persons List and Entity List, which are both maintained by the Bureau of Industry and Security of the U.S.

Department of Commerce; and (iv) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such Export Approvals or Export Control Laws.

2.16    Permits. Except as set forth on Section 2.16 of the Disclosure Schedule, each material Permit which is required for the operation of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Permits”) has been issued or granted to the Company or a Subsidiary of the Company and is in full force and effect, except where the failure to have such Company Permit would not be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries, as applicable, are in compliance in all material respects with all such Company Permits, and there are no Actions pending, or to the Knowledge of the Company, threatened, relating to the suspension, cancellation, modification, revocation or nonrenewal of any Company Permit required for the operation of the business of the Company and its Subsidiaries as presently conducted.

2.17    Litigation.

(a)    Except as set forth on Section 2.17(a) of the Disclosure Schedule, during the three (3) years prior to the date of this Agreement, there has not been any material Action involving the Company or any Subsidiary, nor has the Company or any Subsidiary entered into any settlement agreement relating to a threatened or actual Action or similar out-of-court or pre-litigation arrangement. There are no material Actions pending, or, to the Knowledge of the Company, threatened in writing (or, to the Knowledge of the Company, orally), against the Company or any Subsidiary, or any of their respective assets, directors, officer or employees (each in their capacities as such), at law or in equity, or before or by any Governmental Authority, and neither the Company nor any of its Subsidiaries, nor any respective directors, officer or employees (in their capacity as such), is subject to any Order which would adversely affect the Company’s performance of its obligations under this Agreement or any other Transaction Documents, or interfere with or delay the consummation of the Transactions, including the Merger. The Company does not have any Action pending against any other Person.

(b)    During the five (5) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of the their respective directors, officers, managers, employees or any third-party Representatives acting on its or their behalf), has, directly or indirectly, taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti-corruption or anti-bribery Laws.

(c)    During the five (5) years prior to the date of this Agreement, the Company and each of its Subsidiaries (and, to the Knowledge of the Company, their respective third-party Representatives acting on its or their behalf) has conducted its export and re-export transactions in compliance with the Export Control Laws.

2.18    Insurance. Section 2.18 of the Disclosure Schedule sets forth each insurance policy maintained by the Company and its Subsidiaries on properties, assets, products, business or personnel (each, a “Company Insurance Policy”). All Company Insurance Policies (a) are legal, valid, binding and enforceable, (b) are in full force and effect, and all premiums due and payable thereon have been paid, and (c) neither the Company nor any of its Subsidiaries is in material breach or default with respect to any provision contained in such Company Insurance Policy (including with respect to payment of premiums), nor has the Company or any Subsidiary taken or failed to take any action, failed to give any notice or present any claim under any Company Insurance Policy in a due and timely fashion, which, with or without notice or lapse of time, or both, would constitute a material breach or material default under, or permit termination or modification of any Company Insurance Policy. The Company Insurance Policies maintained by the Company and its Subsidiaries are sufficient for material compliance with all applicable Laws and with all agreements to which the Company or any of its Subsidiaries is a party. There is no claim pending under any Company Insurance Policy that has been denied, rejected, questioned or disputed by any insurer, or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claim.

2.19    Employee Benefit Plans and Compensation.

(a)    Section 2.19(a) of the Disclosure Schedule lists each material Company Employee Plan, as of the date of this Agreement, except for: (i) Employment Agreements with Employees that are terminable “at-will” and that are terminable without severance or change of control pay or benefits, in which case only forms of such Employment Agreements shall be scheduled; (ii) individual agreements representing an award for Company Options, in which case only forms of such agreements shall be scheduled, unless such individual agreements provide for materially different terms (excluding vesting schedules) in a manner inconsistent with the applicable provided form(s); and (iii) Employment Agreements with Company consultants that are terminable without penalty on less than thirty (30) days’ notice, in which case only forms of such Employment Agreements shall be scheduled, unless any such Employment Agreement provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Law. Neither the Company nor any of its ERISA Affiliates has made any plan or commitment (whether written or oral) to establish, adopt or enter into any new material Company Employee Plan, or to modify any material Company Employee Plan (except to the extent required by Law).

(b)    Documents. With respect to each material Company Employee Plan, the Company has made available to Parent: (i) the three (3) most recent annual reports on Form 5500 required to have been filed with the IRS, including all schedules thereto; (ii) the most recent opinion, notification, or determination letter, if any, from the IRS for any such Company Employee Plan that is intended to qualify under Sections 401(a) and 501 of the Code; (iii) the plan documents of any such Company Employee Plan; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (v) any notices (whether in writing or oral) to or from the IRS or DOL relating to any material compliance issues in respect of any such Company Employee Plan; and (vi) any summary plan descriptions, employee handbooks or similar employee communications in respect of any such Company Employee Plan.

(c)    Employee Plan Compliance. Each Company Employee Plan has been established and maintained in accordance, in all material respects, with its terms and applicable Laws. The Company and its ERISA Affiliates have performed all material obligations required to be performed by them under each Company Employee Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. As of the date of this Agreement, there are no material Actions pending or threatened in writing (or, to the Knowledge of the Company, orally) against any Company Employee Plan or the assets thereof (other than routine claims for benefits). As of the date of this Agreement, there are no audits, inquiries or proceedings pending or threatened in writing (or, to the Knowledge of the Company, orally) by the IRS, DOL or any other Governmental Authority with respect to any Company Employee Plan that are material to the Company or its ERISA Affiliates, taken as a whole. The Company and its ERISA Affiliates are not subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code, nor to the Knowledge of the Company, has any Company employee committed any breach of fiduciary duty imposed by Title I of ERISA. The Company and its ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan and applicable Law.

(d)    No Pension Plans, Etc. The Company and its ERISA Affiliates do not maintain, establish, sponsor, participate in, or contribute to, and have not within the past seven (7) years, maintained, established, sponsored or participated in, or contributed to any (i) employee benefit plan subject to Section 412 of the Code or Title IV of ERISA (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA, (iii) “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA (in each case under clause (iii), whether or not subject to ERISA) or Section 413 of the Code, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (v) a “funded welfare plan” within the meaning of Section 419 of the Code or (vi) a Foreign Plan.

(e)    No Post Employment Obligations. Except as set forth on Section 2.19(e) of the Disclosure Schedule, no Company Employee Plan provides post termination or retiree life insurance, health or other retiree employee welfare benefits to any Person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or other applicable Law.

(f)    Effect of Transaction. Except as set forth on Section 2.19(f) of the Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon any additional or subsequent events) constitute an event under any Company Employee Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, material increase in benefits or obligation to fund benefits.

(g)    Deferred Compensation. Each Company Employee Plan that is in whole or in part a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code), and each such plan (or the applicable portion thereof) has been maintained and operated in compliance with, and the document(s) evidencing such plan comply with, Section 409A of the Code and all guidance and regulations issued thereunder in all material respects. Neither the Company nor any ERISA Affiliate of the Company has any obligation to compensate any individual for any Taxes which may be imposed under Section 409A of the Code. No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Employee Plan or other Contract, plan, program, agreement, or arrangement. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(h)    Foreign Plans. The fair market value of the assets of each funded material Foreign Plan, the liability of each insurer for any material Foreign Plan funded through insurance, or the book reserve established for any material Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Plan, and the Merger will not cause any such assets or insurance obligations to be less than such benefit obligations.

(i)    Any Company Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or has been established under a standardized prototype plan for which an IRS opinion or notification letter has been obtained by the plan sponsor and is valid as to the adopting employer, and there is not any event, condition or circumstance that could result in disqualification under the Code.

(j)    Each Company Employee Plan that is a group health plan is in material compliance with the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010 and subsequent agency guidance (collectively, the “2010 Health Care Law”). To the Knowledge of the Company, the design and operation of each Company Employee Plan that is a group health plan has not resulted in the incurrence of any penalty or excise tax under Code Section 4980H to the Company pursuant to the 2010 Health Care Law. To the Knowledge of the Company, there is nothing that would create a reporting obligation or excise tax under 4980D of the Code.

2.20    Employment and Labor Matters.

(a)    Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). As of the date of this Agreement, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or its Subsidiaries. As of the date of this Agreement, there is no strike, lockout, slowdown, or work stoppage against the Company that may interfere with the business activities of the Company or its Subsidiaries.

(b)    The Company and each of its Subsidiaries is in compliance, in all material respects, with applicable Laws with respect to employment, employment practices, and terms and conditions of employment. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee classified as exempt from overtime wages. Except as set forth in Section 2.20(b) of the Disclosure Schedule, there are no legal proceedings, administrative matters before any Governmental Authorities, investigations by any Governmental Authorities pending, or, to the Knowledge of the Company, threatened in writing (or, to the Knowledge of the Company, orally) against the Company relating to any unfair labor practices or violation of any employment law or regulation.

(c)    In the 90 days preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(d)    The Company has provided to Parent true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment, severance, retention, or change of control agreements, (iii) all forms of independent contractor agreements for individual independent contractors or consultants (including without limitation any individual independent contractors or consultants engaged or contracted through any other party), (iv) all forms of confidentiality, non-competition or inventions agreements used with Employees, (v) the most current management organization chart(s), (vi) all forms of written bonus plans and any form award agreement thereunder, and a schedule of bonus commitments made to Employees, (vii) any commission plan or other incentive compensative agreement, and a schedule of the actual or estimated commission payments owed but unpaid to each eligible Employee, and (viii) any such document in clauses (i)-(vii) that deviates materially from the form document.

(e)    Within the last three (3) years, the Company has not been a party to a settlement agreement with a current or former officer, employee or independent contractor of the Company that involves allegations of a material nature relating to sexual harassment, sexual misconduct or any form of illegal discrimination by either an officer or employee of the Company at the level of Director or above. No allegations of sexual harassment, sexual misconduct or any form of illegal discrimination of a material nature have been made against an officer or employee of the Company at the level of Director or above.

(f)    The Company is in material compliance with all mandatory COVID-19 measures that relate to employees applicable to any location in which the Company operates. The Company has not received any complaint from any employee alleging that the Company is not in material compliance with workplace COVID-19 measures or failed to provide a safe working environment, appropriate equipment or accommodation in relation to COVID-19.

2.21    Tax Matters.

(a)    The Company and its Subsidiaries have prepared and timely filed, or caused to be prepared and timely filed, (taking into account valid extensions) all Tax Returns that are required to be filed on or prior to the Closing Date, and all such Tax Returns are true, complete and correct in all material respects and have been prepared in compliance with Law. No power of attorney with respect to Taxes has been granted with respect to the Company or any of its Subsidiaries. Correct and complete copies of all income and other material Tax Returns of the Company and each of its Subsidiaries for all taxable periods remaining open under the applicable statute of limitations, and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of Taxes of the Company and each of its Subsidiaries have been delivered or made available to Parent prior to the Closing Date. Section 2.21(a) of the Disclosure Schedule sets forth each jurisdiction where the Company and each of its Subsidiaries will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid. No power of attorney with respect to Taxes has been granted with respect to the Company or any of its Subsidiaries that will remain in effect following the Closing.

(b)    The Company and its Subsidiaries (i) have paid all Taxes required to be paid (whether or not shown on any Tax Return), (ii) have withheld or collected (within the time and in the manner prescribed by Law) from any amounts paid or owing to any employees, customer, creditor, stockholder, third party or other Persons (and timely paid over to the appropriate Tax Authority) all amounts required to be so withheld or collected and paid over under applicable Law, including federal, state and non-U.S. income Taxes and social security charges and similar fees, and all Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld or collected and paid over, and (iii) have timely filed all withholding and information Tax Returns and maintained all material required records with respect thereto, for all periods through and including the Closing Date.

(c)    Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any Tax, nor is there any material Tax deficiency outstanding, assessed or proposed against the Company or any of its Subsidiaries in writing, nor has the Company or any of its Subsidiaries executed any waiver of, or consent extending, any statute of limitations with respect to the assessment or collection of any material Tax, which waiver or consent remains outstanding. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time (other than automatic extensions of time not requiring the consent of any Tax Authority of no longer than six (6) months) within which to file any such Tax Return which has not yet been filed.

(d)    No audit =, dispute, claim or other examination concerning any liability for Taxes of the Company or any Subsidiary is presently in progress, or has been raised or claimed by any Tax Authority nor has the Company or any of its Subsidiaries been notified by any Tax Authority of any threat or plan to request such an audit, dispute, claim or other examination. Neither the Company nor any of its Subsidiaries is a party to or bound by any closing or other agreement or ruling with any Tax Authority. There are no matters relating to Taxes under discussion between any Tax Authority and the Company or any of its Subsidiaries.

(e)    There are no Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes other than Permitted Liens.

(f)    None of the Company, any of its Subsidiaries or any predecessor of the foregoing has (i) ever been a party to or bound by any Tax sharing, indemnification or allocation agreement (other than an agreement entered into in the ordinary course of business the primary purpose of which does not relate to Tax), (ii) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (iii) any potential liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract, operation of applicable Law, or otherwise (in each case, other than under a Contract entered into in the ordinary course of business the primary purpose of which does not relate to Tax) or (iv) ever been a party to any joint venture, partnership or other agreement that is treated as a partnership for Tax purposes.

(g)    The Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(h)    Neither the Company nor any of its Subsidiaries has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction intended to be described in Section 355 of the Code within the three years preceding the date hereof or otherwise as part of the same plan as the Merger.

(i)    Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such other country.

(j)    Neither the Company nor any of its Subsidiaries has ever transferred any intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. Neither the Company nor any of its Subsidiaries is subject to a gain recognition agreement under Section 367 of the Code. No Tax ruling, clearance or consent has been issued by a Tax Authority to the Company or any of its Subsidiaries, and none of them has applied for any such Tax ruling, clearance or consent.

(k)    The Company is and always has been classified as a domestic C corporation for U.S. federal income Tax purposes. Each Subsidiary of the Company has at all times been classified in accordance with the U.S. federal (and applicable state and local) income Tax classification set forth next to its name on Section 2.21(k) of the Disclosure Schedule.

(l)    None of the Company’s Subsidiaries that were organized outside of the United States (the “Non-U.S. Subsidiaries”) hold assets that constitute “United States property” within the meaning of Section 956 of the Code. Each of the Non-U.S. Subsidiaries is, and since formation always has been, a “controlled foreign corporation” as defined in Section 957(a) of the Code, has never been a “passive foreign investment company” as defined in Section 1297 of the Code, and is not a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code, and is not subject to U.S. federal income Tax under any provision of the Code. The Company would not be required to include any amount as income under Section 951 of the Code or Section 951(A) of the Code were the taxable years of the Non-U.S. Subsidiaries deemed to close on the Closing Date.

(m)    Neither the Company nor any of its Subsidiaries (nor Parent as a result of its acquisition of the Company) will be required to include any income or gain or exclude any deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting, or use of an improper method of accounting, or otherwise (including as a result of the transactions contemplated by this Agreement) for a taxable period that ends on or prior to the Closing Date, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into on or prior to the Closing Date, (C) any installment sale or open transaction disposition made on or prior to the Closing Date, (D) any deferred revenue or prepaid amount, (F) transactions entered into or investments made prior to the Closing governed by Section 951(a) of the Code, or (G) forgiveness of a loan entered into prior to the Closing as described in IRS Notice 2020-32 or any successor guidance. Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) or Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(n)    Neither the Company nor any of its Subsidiaries has participated in (i) a “reportable transaction” or “listed transaction” within the meaning of Section 1.6011-4(c) of the Treasury Regulations or (ii) any transaction that would require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule).

(o)    The Company has provided to Parent all documentation relating to any applicable Tax holidays or incentives that have current applicability to the Company or any of its Subsidiaries. The Company and each of its Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the transactions contemplated by this Agreement. The Company and its Subsidiaries are in compliance with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries (as required under Section 482 of the Code and any other applicable federal, state, local or foreign Laws). All transactions between the Company, its Subsidiaries and any related parties have been effected on an arm’s length basis.

(p)    No share of Company Capital Stock or Company Option is a “covered security” within the meaning of Section 6045(g) of the Code.

(q)    The Company and each of its Subsidiaries have collected, remitted and reported to the appropriate Tax Authority all sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Tax Laws. The Company and each Subsidiary have complied in all material respects with all applicable Laws relating to record retention (including to the extent necessary to claim any exemption from Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption).

(r)    The Company and each of its Subsidiaries (i) have not deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under

Section 2302 of the CARES Act, (ii) has properly complied with and duly accounted for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, and (iii) has not sought, and do not intend to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(s)    An election under Section 83(b) of the Code has been timely and properly filed with respect to all shares of Company Capital Stock initially subject to a vesting arrangement and issued by the Company to any of its Employees or other service providers. The Company has delivered or made available to Parent true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such elections statements with the appropriate IRS center with respect to any share of Company Capital Stock that was initially subject to a vesting arrangement issued by the Company to any of its employees, non-employee directors, consultants or other service providers.

(t)    There is no agreement, plan, arrangement or other Contract covering any Employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or its assets is bound that, considered individually or considered collectively, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax Law). Schedule 2.21(t) of the Disclosure Schedule lists each Person (whether United States or foreign) who as of the Closing could reasonably be considered to be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the Treasury Regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.

(u)    The exercise price of all Company Options is at least equal to the fair market value of the Class C Common Stock on the date such Company Options were granted or repriced, and neither the Company nor Parent has incurred or will incur any liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute options to purchase “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.

2.22    Books and Records. The books, records and accounts of the Company and its Subsidiaries (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years and (iii) are stated in reasonable detail and accurately and fairly reflect, in all material respects, all of the transactions and dispositions of the assets and properties of the Company and its Subsidiaries.

2.23    Significant Customers, Significant Channel Partners and Significant Suppliers. Section 2.23 of the Disclosure Schedule lists (a) the top ten (10) customers of the Company and its Subsidiaries (by amount invoiced to such customers, whether by Company or a channel partner) (each a “Significant Customer”), (b) the top ten (10) channel partners (including resellers, distributors, and carriers) of the Company and its Subsidiaries (by recorded revenue to such channel partner (each, a “Significant Channel Partner”) and (c) the top ten (10) suppliers of the Company and its Subsidiaries (by dollar value of net purchases from such suppliers) (each, a “Significant Supplier”), in each case for the twelve (12) month period ended December 31, 2020. Neither the Company nor any of its Subsidiaries have received any written or, to the Knowledge of the Company, oral indication from any Significant Customer or Significant Channel Partner, to the effect that any such customer or channel partner intends to stop, materially decrease the rate of, or materially change the terms with respect to, buying, marketing or reselling products and services from the Company or its Subsidiaries. Neither the Company nor any Subsidiary has received any written or, to the Knowledge of the Company, oral indication from any Significant Supplier, to the effect that any such supplier intends to stop, materially decrease the rate of, or materially change the terms with respect to, supplying the Company Products to the Company or its Subsidiaries. No Contract entered into by the Company or any Subsidiary with any Significant Customer, Significant Channel Partner or Significant Supplier has been terminated for default. There are no outstanding material claims or disputes relating to any Contract entered into by the Company or its Subsidiaries and any Significant Customer, Significant Channel Partner or Significant Supplier.

2.24    Brokers’ and Finders’ Fees. Except for Evercore Group L.L.C., there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries that is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

2.25    Exclusivity of Representations. Parent and Merger Sub acknowledge and agree, for themselves and on behalf of their Representatives and Affiliates, that, except for the representations and warranties of the Company expressly set forth in this Article II: (a) neither the Company, nor any other Person, makes, or has made, any representation or warranty, express of implied, relating to the Company or any of its businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby; (b) no Person has been authorized by the Company to make any representation or warranty, express or implied, relating to the Company or its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty must not be and has not been relied upon by Parent, Merger Sub or any of their Affiliates or Representatives as having been authorized by the Company or any other Person; and (c) Parent and Merger Sub and their Representatives and Affiliates are not acting, including, as applicable, entering into or consummating this Agreement or the transactions contemplated hereby, in reliance on any representation or warranty, express or implied, or in reliance on any materials, statements or information provided or addressed to Parent or Merger Sub or their Representatives or Affiliates in any electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby, in any presentations by the Company’s management or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information and that no Person shall have any liability with respect to any such representation, warranty, materials, statements or information or omissions therefrom. Any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent or Merger Sub or any of their Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties except as otherwise expressly set forth in Article II, and Parent and its Affiliates shall have no claim against any Person with respect thereto.

ARTICLE III

REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

3.1    Organization. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (to the extent such concept is applicable) under the Laws of the respective jurisdiction of its incorporation. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as currently being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and in good standing as a foreign corporation (if applicable) in each jurisdiction in which it conducts business, except in those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Merger Sub is in material violation of any of the provisions of their respective certificate of incorporation and articles or bylaws (collectively, the “Parent and Merger Sub Charter Documents”). Merger Sub is an indirect, wholly owned Subsidiary of Parent, has been organized solely for the purpose of consummating the transactions contemplated herein and does not conduct, and has never conducted, any business or other operations.

3.2    Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder (including the consummation by such party of the transactions contemplated hereby). The execution and delivery by each of Parent and Merger Sub of this Agreement and the performance by each of Parent and Merger Sub of their respective obligations under this Agreement (including the consummation by each of Parent and Merger Sub of the transactions contemplated hereby) have been duly authorized by all necessary corporate and stockholder action on the part of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize the execution or delivery by Parent or Merger Sub of this Agreement or the performance by Parent or Merger Sub of their respective obligations under this Agreement (including the consummation by Parent or Merger Sub of the transactions contemplated hereby). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligations of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be subject to (a) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (b) general principles of equity.

3.3    No Conflict. Assuming the receipt or making of the consents, waivers, approvals, orders, authorizations, registrations, declarations and filings specified in Section 3.4, the execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of their respective obligations under this Agreement (including the consummation by each of Parent and Merger Sub of the transactions contemplated hereby) will not, Conflict with (a) any provision of Parent and Merger Sub Charter Documents, (b) any Contract or Permit or (c) any Law or Order applicable to Parent or Merger Sub or any of their properties or assets, except in the case of clauses (b) or (c) above, for such Conflicts which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.4    Governmental Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and, delivery by Parent or Merger Sub of this Agreement or the performance by Parent or Merger Sub of their respective obligations under this Agreement (including the consummation by Parent and Merger Sub of the transactions contemplated hereby), except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the applicable requirements of the HSR Act or under any other Antitrust Laws, (c) any filings required by applicable securities Laws and (d) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.5    Actions; Orders As of the date of this Agreement, there is no Action by or before any Governmental Authority pending or, to the knowledge of Parent, threatened against Parent or Merger Sub that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.6    Brokers’ Fees. Other than Foros LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates that is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement.

3.7    Sufficiency of Funds. Parent will, at and after the Closing have immediately available funds to pay all amounts required to be paid by (or on behalf of Parent) at the Closing pursuant to the terms of this Agreement (and all of its and its representatives’ fees and expenses incurred in connection with the transactions contemplated by this Agreement). In no event shall the receipt by, or the availability of any funds to, Parent or any of its Affiliates or any financing be a condition to Parent’s obligation to consummate the transactions contemplated hereunder. As of the Closing, and assuming (i) the Company and its Subsidiaries are Solvent as of immediately prior to the Closing, (ii) all of the Company’s Repaid Indebtedness is discharged pursuant to Section 1.2(b)(viii) and (iii) the representations and warranties set forth in Article II are true and correct in all material respects, immediately after giving effect to all of the transactions contemplated by this Agreement, the Company and each of its Subsidiaries will be Solvent.

3.8    R&W Insurance Policy. Attached hereto as Annex C is a true, correct and complete copy of that certain representation and warranty insurance policy (the “R&W Insurance Policy”) between Parent and Liberty Surplus Insurance Corporation (the “Insurer”). As of the date of this Agreement, (a) the R&W Insurance Policy has not been amended or modified (and no amendment or modification is contemplated) and the commitments and obligations contained therein have not been withdrawn or rescinded in any respect, and (b) Parent has deposited (or caused to be deposited) with the Insurer the portion of the premium required under the terms of the R&W Insurance Policy in order to conditionally bind the Insurer as of the date hereof and has taken all actions necessary to cause the R&W Insurance Policy to be conditionally bound as of the date hereof.

3.9    Independent Investigation. Parent acknowledges (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that it has conducted and completed its own investigation, analysis and evaluation of the Company, that it has made all such reviews and inspections of the financial condition, business, results of operations, properties, assets and prospects of the Company as it has deemed necessary or appropriate, that it has had the opportunity to request all information it has deemed relevant to the foregoing from the Company and has received responses it deems adequate and sufficient to all such requests for information, and that in making its decision to enter into this Agreement and to consummate the Transactions it has relied solely on its own investigation, analysis and evaluation of the Company and the representations and warranties of the Company set forth in Article II hereof. Parent acknowledges (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that, as of the date hereof, Parent and its Affiliates and Representatives (a) have received full access to (i) such books and records, facilities, equipment, contracts and other assets of the Company that Parent and its Affiliates and the Representatives of any of the foregoing, as of the date hereof, have requested to review and (ii) the electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby, and (b) have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent and Merger Sub acknowledge and agree (for themselves and on behalf of their Affiliates and Representatives) that, except for the representations and warranties of the Company expressly set forth in Article II, (A) neither the Company nor any other Person makes, or has made, any representation or warranty, express or implied, relating to the Company or any of its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and (B) no Person has been authorized by the Company to make any representation or warranty, express or implied, relating to the Company or its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty has not been relied upon by Parent or Merger Sub or any of their Affiliates or Representatives as having been authorized by the Company or any of its Subsidiaries (or any other Person) and (C) Parent and Merger Sub and their Representatives and Affiliates are not acting, including, as applicable, entering into or consummating this Agreement or the transactions contemplated hereby, in reliance on any representation or warranty, express or implied, or in reliance on any materials, statements or information provided or addressed to Parent or Merger Sub or their Representatives or Affiliates in any electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby, in any presentations by the Company’s management or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information and that no Person shall have any liability with respect to any such representation, warranty, materials, statements or information or omissions therefrom. Any. Any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent or Merger Sub or any of their Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transactions or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties except as otherwise expressly set forth in Article II, and Parent and its Affiliates shall have no claim against any Person with respect thereto.

3.10    Financing.

(a)    Parent has delivered to the Company true, correct and complete copies of the executed commitment letter, dated as April 21, 2021 (including all related term sheets and all exhibits, schedules, joinders and annexes thereto, as may be amended, modified, supplemented, replaced, restated, substituted or waived in accordance with the provisions of Section 4.14, and together with the Debt Fee Letter (as defined below), the “Debt Commitment Letter”) from the financial institution(s) party thereto (the “Lenders” provided, that for purposes of this Agreement, the Lenders shall also include, after the date hereof, any financial institutions who become a party to the Debt Commitment Letter in accordance with Section 4.14 of this Agreement), together with true, correct and complete copies of all fee letters executed in connection with the Debt Commitment Letter (each as amended, modified, supplemented, replaced, restated, substituted or waived in accordance with the provisions of Section 4.14 collectively, the “Debt Fee Letter”) (except that the fee amounts, original issue discount, pricing caps and other economic terms (none of which would adversely affect the amount, conditionality, availability or termination of the Debt Financing to be funded at the Closing) set forth therein have been redacted), pursuant to which and subject only to the conditions expressly set forth therein, the Lenders have committed to fund the amounts set forth therein (as amended, modified, supplemented, replaced, restated, substituted or waived in accordance with the provisions of Section 4.14, collectively the “Debt Financing”) to Parent for the purpose of funding the transactions contemplated by this Agreement. The Debt Commitment Letter and Debt Fee Letter delivered to the Company on or prior to the date hereof contain all of the conditions precedent to the obligations of the parties thereunder to fund the full amount of the Debt Financing contemplated by the Debt Commitment Letter. Other than the Debt Fee Letter provided to the Company, there are no fee letters, engagement letters, side letters, agreements, contracts or other arrangements relating to the Debt Commitment Letter or the funding of the full amount of the Debt Financing on the Closing Date.

(b)    The Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect, and the obligations and commitments contained in such Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect. The Debt Commitment Letter is the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity. Assuming the satisfaction of the conditions precedent to the Parent’s obligation to effect the Closing hereunder, (i) no event has occurred which, with or without notice, lapse of time or both, would

(x) constitute or would reasonably be expected to constitute a default or breach on the part of Parent (or, to the knowledge of Parent, any other party to the Debt Commitment Letter) under any term of the Debt Commitment Letter, (y) result in a failure of any condition or inability to satisfy any conditions precedent or other contingencies to funding the full amount of the Debt Financing under the Debt Commitment Letter, or (z) otherwise result in any portion of the Debt Financing not being available on the Closing Date and (ii) Parent has no reason to believe that it would be unable to satisfy on a timely basis any condition of the Debt Commitment Letter required to be satisfied by it or that any portion of the Debt Financing contemplated thereby will be unavailable to Parent at the Closing. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are due and payable on or before the date of this Agreement. Parent is not in breach of any of the material terms or conditions set forth in the Debt Commitment Letter.

(c)    As of the date hereof, neither Parent nor Merger Sub has received any notice or other communication from any party to the Debt Commitment Letter with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Debt Commitment Letter or (ii) any intention of such party to terminate the Debt Commitment Letter or to not provide all or any portion of the Debt Financing. Assuming the satisfaction of the conditions set forth in Section 5.1 and Section 5.2 hereof and assuming the accuracy of the representations and warranties in Article II (to the extent a breach of any such representation or warranty would prevent Parent from satisfying the conditions set forth in the Debt Commitment Letter), as of the date hereof, Parent and the Merger Sub: (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) that Parent will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing and (ii) know of no fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause the Debt Commitment Letter to be terminated, withdrawn, modified, repudiated or rescinded or to be or become unenforceable (except to the extent enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity) or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Commitment Letter to not be available to Parent and the Merger Sub on the Closing Date. Notwithstanding anything to the contrary contained herein, the parties hereto agree that a breach of the representations and warranties in this Section 3.10 shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement if (notwithstanding such breach) Parent is willing and able to consummate the transactions contemplated hereby at the Closing.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1    Conduct of Business of the Company.

(a)    During the Pre-Closing Period, except for any Pandemic Measures, or except as expressly permitted or required by this Agreement or as expressly set forth in Section 4.1 of the Disclosure Schedule or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall:

(i)    operate the business of the Company and its Subsidiaries in the ordinary course in all material respects; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.1(a)(ii) shall be deemed a breach of this Section (a) unless such action would constitute a breach of such specific provision of Section 4.1(b);

(ii)    use its reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having material business dealings with it; and

(iii)    [Redacted - Commercially Sensitive Information]

(b)    During the Pre-Closing Period, except for any Pandemic Measures or as expressly permitted or required by this Agreement or as expressly set forth in Section 4.1(b) of the Disclosure Schedule or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor a Subsidiary of the Company shall:

(i)    (A) sell, license (other than non-exclusive licenses of Technology or service related agreements in the ordinary course of business consistent with past practices) or otherwise assign or convey to any Third Person any ownership of any Company Intellectual Property, or (B) enter into any Contract pursuant to which Company or any of its Subsidiaries develops any Technology for any other Person, other than in the ordinary course of business;

(ii)    (A) other than in the ordinary course of business, (x) enter into any Contract which would have constituted a Company Material Contract (other than a Contract which would have constituted a Company Material Contract as a result of falling within clauses (i) or (vi) of Section 2.13(a) hereof, which, for the avoidance of doubt, this clause (A)(x) of Section 4.1(b)(ii)) had such Contract been entered into prior to the date of this Agreement, or (y) amend any Company Material Contract in a manner that would reasonably be expected to be adverse to the Company in any material respect or (B) enter into any Contract (other than Employment Agreements), the performance of which extends beyond two (2) years and that involves cash payment or potential cash payment by or to the Company or any of its Subsidiaries of more than $200,000 per year, which cannot be terminated within 30 days after giving notice of termination without resulting any Liabilities to the Company or its Subsidiaries;

(iii)    declare or pay any dividend with respect to any shares of Company Capital Stock, split, combine or reclassify any Company Capital Stock, or issue any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock;

(iv)    issue, grant, deliver or sell, or purchase, redeem or otherwise acquire, any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities convertible into such shares, or subscriptions, rights, warrants or options to acquire any such shares or convertible securities, other than (A) issuances, sales or deliveries of Company Capital Stock pursuant to exercises of Company Options issued as of the date hereof, or (B) repurchases at no more than cost from Employees following their termination pursuant to the terms of their pre-existing agreements to purchase Company Options or Company Capital Stock;

(v)    amend or otherwise modify the Organizational Documents of the Company or any Subsidiary of the Company;

(vi)    acquire any Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock, sale of assets or otherwise);

(vii)    (A) merge or consolidated itself with any other Person, or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or (B) sell, lease, convey, exclusively license or otherwise dispose of any material assets of the Company or a Subsidiary of the Company, other than the non-exclusive license of Company Products permitted pursuant to Section 4.1(b)(i) in the ordinary course of business consistent with past practice;

(viii)    incur, guaranty or assume any new Indebtedness for borrowed money (other than pursuant to any revolving facilities existing as date hereof or credit card payables incurred in the ordinary course) or, other than in the ordinary course of business or as required by applicable Law or GAAP, defer payment of any accounts payable or accelerate collection of accounts receivable;

(ix)    grant any loans or advances, or any investments in or capital contributions, to any Third Person (other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business and consistent with practice that are not material, individually or in the aggregate);

(x)    (i) adopt, terminate or amend any Company Employee Plan or any compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, (iii) pay any bonus or other incentive compensation to any employee or non-employee director or consultant, or (iv) increase the salaries, wage rates or fees of its employees or consultants by more than [Redacted - Commercially Sensitive Information] individually or $[Redacted - Commercially Sensitive Information] in the aggregate (other than, with respect to clauses (iii) and (iv), pursuant to preexisting plans, policies or Contracts that have been disclosed to Parent and are set forth in the Disclosure Schedule);

(xi)    (i) hire, or offer to hire, any additional officers any consultants or independent contractors, or any non-officer employees other than those with an annual base salary of no greater than $[Redacted - Commercially Sensitive Information], (ii) terminate the employment of any employee of the Company with the title of Director or above, or in an engineering position (other than for cause), (iii) enter into, amend or extend the term of any employment or consulting agreement (other than any such employment or consulting agreement that is terminable “at-will” and for which the Company has no liability or obligation beyond payment of compensation and benefits during the term of service), bonus arrangement, severance agreement, retention bonus, or change of control agreement with, or Company Options held by, an officer, employee, consultant or independent contractor (other than, in the case of Company Options, any acceleration thereof in connection with the Closing that is approved by the Board), (iii) grant or pay any severance, retention, termination pay or change of control or vesting acceleration benefits (other than severance in accordance with the Company’s policies existing on the date of this Agreement, discretionary transaction bonuses approved by the Board on or prior to the date of this Agreement (and disclosed to Parent), and the acceleration of Company Options), or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Law);

(xii)    adopt or change accounting methods or practices other than as required by GAAP or applicable Law;

(xiii)    (A) make or change any Tax election other than in the ordinary course of business, (B) adopt or change any Tax accounting method, (C) enter into any closing agreement or settle any Tax claim or assessment, (D) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (E) file any federal, state or non-U.S. income Tax Return or any other material Tax Return, file any amendment to a federal, state, or non-U.S. income Tax Return or any other material Tax Return or make any voluntary disclosure with respect to Taxes, (F) assume any liability for the Taxes of any other Person (whether by Contract or otherwise), other than pursuant to a Contract entered into in the ordinary course of business not principally relating to Taxes, or (G) take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would be reasonably expected to have the effect of increasing the Tax liability of Parent or its Affiliates for any period ending after the Closing Date;

(xiv)    enter into any operating lease in excess of $50,000 or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xv)    make any capital expenditures, capital additions or capital improvements in excess of $100,000 individually or $200,000 in the aggregate, except as otherwise contemplated by the Company’s capital expenditure plan set forth on Section 4.1(b)(xv) of the Disclosure Schedule;

(xvi)    materially change the amount of, or terminate, any insurance coverage unless the Company or such Subsidiary promptly acquires a replacement policy containing substantially similar (or better) coverage in the aggregate;

(xvii)    settle or agree to settle any pending or threatened lawsuit or any other dispute, other than settlements for amounts less than $[Redacted - Commercially Sensitive Information] individually or $[Redacted - Commercially Sensitive Information] in the aggregate (except that no such monetary limitation shall apply so long as the settlement is fully discharged by the Company prior to the Closing) and which do not provide injunctive or other material equitable remedies against the Company (excluding customary confidentiality obligations and releases of claims;

(xviii)    commence any lawsuit other than (x) for the routine collection of bills, (y) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Parent prior to the filing of such a suit) or (y) for a breach of this Agreement; and

(xix)    agree in writing to take any of the actions described in this Section 4.1(b).

(c)    Parent acknowledges and agrees that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries during the Pre-Closing Period, and (ii) during the Pre-Closing Period, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

4.2    No Solicitation.

(a)    During the Pre-Closing Period, the Company shall not, nor shall it authorize or knowingly permit any of its Affiliates or Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any information relating to the Company and its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any of their Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with respect to an Acquisition Proposal, or (iv) enter into any Contract relating to an Acquisition Proposal (other than with Parent, Merger Sub or any designees of Parent or Merger Sub, or as expressly contemplated by this Agreement). To the extent permitted by applicable Law (and other applicable confidentiality obligations), the Company shall promptly, notify Parent in writing if any officer or director of the Company becomes aware of any receipt by the Company or a Subsidiary of the Company of any Acquisition Proposal or any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal. Such notification shall, unless prohibited by applicable confidentiality provisions, identify the Person making such request and shall set forth the material terms of any Acquisition Proposal received.

(b)    The Company shall promptly and in any event, no later than one (1) Business Day following the date of this Agreement, terminate the access of each Person (other than the parties hereto and their respective Affiliates and representatives) to the “Project Orca” data room, and shall promptly request the return or destruction of all non-public information concerning the Company that has been furnished to any person or entity who was granted access to such data room prior to the date of this Agreement.

4.3    Stockholder Approval.

(a)    Immediately following the execution and delivery of this Agreement, the Company shall deliver to Parent the Stockholder Written Consent, which consent shall provide for the adoption of this Agreement by the Requisite Stockholders in accordance with the DGCL and the Charter and waiver of any appraisal rights under Section 262 of the DGCL in substantially the form attached hereto as Exhibit E (the “Stockholder Written Consent”).

(b)    As promptly as practicable following the receipt by the Company of Stockholder Written Consents executed by holders of Company Capital Stock sufficient to obtain the Requisite Stockholder Approval, the Company shall, in accordance with applicable Law, including Sections 228 and 262 of the DGCL, and the Charter, promptly send an information statement (the “Information Statement”) to each holder of Company Capital Stock that has not theretofore executed the Stockholder Written Consent (i) notifying him, her or it that (1) action has been taken by less than unanimous written consent of the holders of Company Capital Stock, (2) this Agreement was duly adopted and (3) appraisal rights are available pursuant to Section 262 of the DGCL and (ii) seeking a waiver of such appraisal rights from such holder of Company Capital Stock. The Information Statement shall be in a form reasonably acceptable to Parent and shall at all relevant times be in material compliance with Section 262 of the DGCL and other applicable Laws.

(c)    The Company shall use its commercially reasonable efforts to obtain and deliver to Parent prior to the initiation of the requisite stockholder approval procedure under Section 4.3(d) below, a 280G Waiver from each Person who the Company reasonably believes could be, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 4.3(d) below, and who might otherwise have, receive or have the right or entitlement to receive a Section 280G Payment (as defined below) to the extent the value thereof exceeds three times such Person’s “base amount” determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the 280G Stockholder Approval (as define below) is obtained pursuant to Section 4.3(d) below.

(d)    As promptly as practicable following the date of this Agreement and, if practicable, concurrently with the distribution of the Information Statement, but in any event prior to the Closing Date, the Company shall submit to the Company Stockholders, for approval by such Company Stockholders holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the regulations thereunder inapplicable to all Section 280G Payments applicable to individuals who have executed and delivered 280G Waivers prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 4.3(d) (the “280G Stockholder Approval”). “Section 280G Payments” means any payments and/or benefits provided pursuant to Company Employee Plans or other plans, programs, arrangements or Contracts that might reasonably be expected to result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that causes the payments and/or benefits to not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code. Such stockholder approval and consent materials shall be subject to prior reasonable review by Parent. Any such stockholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations.

4.4    Payment Spreadsheet.

(a)    At the Closing (and subject to Section 4.4(b)), the Company shall deliver to Parent a payment spreadsheet (the “Payment Spreadsheet”) setting forth the Company’s good faith estimate as of immediately prior to the Effective Time of:

(i)    the calculation of the Estimated Merger Consideration (including each component thereof);

(ii)    the calculation of the Aggregate Closing Stockholder Proceeds and the Aggregate Closing Optionholder Proceeds;

(iii)    with respect to each Stockholder: (A) the name, address and (if available, the e-mail address) of such Stockholder, if available; (B) the number, class and series of shares of Company Capital Stock held by such Stockholder and the certificate numbers in respect thereof; (C) the portion of the Aggregate Closing Stockholder Proceeds to be delivered at Closing to such Stockholder (calculated in accordance with the Company’s Organizational Documents and the Company Equity Plan); and (D) such Stockholder’ Pro Rata Portion;

(iv)    with respect to each Optionholder: (A) the name and address of such holder, if available; (B) the extent to which the Company Option held by such Optionholder is vested as of the Effective Time; (C) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying such Company Option immediately prior to the Effective Time; (D) portion of the Aggregate Closing Optionholder Proceeds to be delivered at Closing to such Optionholder (calculated in accordance with the Company’s Organizational Documents and the Company Equity Plan); and (E) such Optionholder’s Pro Rata Portion;

(v)    the Persons to whom Repaid Indebtedness is owed and their respective payoff amounts and wire transfer instructions;

(vi)    the Persons to whom Unpaid Transaction Expenses are owed at Closing and their respective payoff amounts and wire transfer instructions; and

(vii)    a separate column indicating whether each Optionholder or Stockholder will be paid by the Paying Agent or through Company payroll.

(b)    No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver, or cause to be prepared and delivered, to Parent, a draft of the Payment Spreadsheet. Parent shall be entitled to review, and the Company shall consider in good faith the reasonable comments of Parent on, the draft Payment Spreadsheet.

4.5    Access to Information. During the Pre-Closing Period, the Company shall afford Parent, its Representatives and the Financing Sources reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and senior management of the Company; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (c) access to a Contract to which the Company or a Subsidiary of the Company is a party or otherwise bound would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such Contract, or (d) could reasonably be expected to jeopardize the health and safety of any Representative of the Company or its Subsidiaries, including in light of any pandemic or epidemic (including COVID-19), any Pandemic Measures, any Protest Event, or any Protest Measures. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 4.5 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its applicable Subsidiaries or create a material risk of damage or destruction to any property or assets of the Company or such Subsidiaries. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 4.5. Nothing in this Section 4.5 or elsewhere in this Agreement shall be construed to require the Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information. Notwithstanding the foregoing, any access to any offices of the Company and its Subsidiaries shall be subject to the Company’s reasonable security measures and insurance requirements and the requirements of the applicable Lease Agreements and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase II environmental assessment.

4.6    Public Disclosure. During the Pre-Closing Period, the parties agree that no press release or public announcement regarding the subject matter of this Agreement or the transactions contemplated hereby shall be made without advance approval thereof (which approval will not be unreasonably withheld or delayed) by the Company and Parent, except as may be required by applicable Law. If any such press release or public announcement is required by applicable Law to be made by any party hereto, prior to making such announcements, such party will deliver a draft of such announcement to the other party and shall give such other party a reasonable opportunity to comment thereon.

4.7    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with such other parties in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to cause the conditions to the Merger set forth in Article V to be satisfied (other than Section 5.1(b) (to the extent related to the subject matter of Section 5.1(e)) or Section 5.1(e), which, in each case, shall be governed by Section 4.8 of this Agreement). In addition to the foregoing, neither Parent nor Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

4.8    Antitrust Filings.

(a)    Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (x) file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United Stated Department of Justice (the “DOJ”) a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as soon as practicable after the date of this Agreement but in no event later than five (5) Business Days following execution and delivery of this Agreement and (y) file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority that are required by any other Antitrust Laws as soon as practicable after the date of this Agreement but in no event later than five (5) Business Days following the execution and delivery of this Agreement (it being understood that, without the prior written consent of the Company, neither Parent nor any of its Affiliates shall seek any other regulatory approvals from any United States Regulatory Authority in connection with the Transactions). Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

(b)    Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If Parent or Merger Sub (or any of their respective Affiliates, if applicable), on the one hand, or the Company, on the other hand, shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with such other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep such other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in paragraphs (a), (b) and (c) of Section 5.1. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information.

(c)    Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by this Section 4.8 are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by this Section 4.8 are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

4.9    Directors’ and Officers’ Indemnification

(a)    The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their current or former directors, managers and officers and any person who becomes a director, manager or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “D&O Indemnitees”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)    Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, Parent shall purchase (at the cost and expense of Parent) a six-year “tail” prepaid policy on the Company’s current directors’ and officers’ liability insurance. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, for so long as such “tail” policy shall be maintained in full force and effect.

(c)    If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.9.

(d)    The obligations set forth in this Section 4.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnitee (or any other person who is a beneficiary under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives)) without the prior written consent of such affected D&O Indemnitee or other person who is a beneficiary under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives). Each of the D&O Indemnitees or other persons who are beneficiaries under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 4.9, with full rights of enforcement as if a party thereto. The rights of the D&O Indemnitees (and other persons who are beneficiaries under the “tail” policy referred to in Section 4.9(b) (and their heirs and representatives)) under this Section 4.9 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(e)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.9 is not prior to or in substitution for any such claims under such policies.

4.10    Tax Matters.

(a)    Parent shall prepare and file, or cause to be prepared and filed, all Tax Returns for the Company and its Subsidiaries for Pre-Closing Tax Periods required to be filed after the Closing Date.

(b)    All sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar Taxes or governmental fees (“Transfer Taxes”) imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne 100% by Parent. The parties hereto shall cooperate, to the extent reasonably requested and permitted by applicable Law, in minimizing any such Transfer Taxes. The party required by Law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by Law, and Parent shall promptly reimburse the filing party (other than Parent) for any Transfer taxes so paid by such filing party upon receipt of notice that such Transfer Taxes have been paid.

(c)    Parent shall provide to the Securityholder Representative, and the Securityholder Representative shall provide to Parent, such material documents and other relevant information, without charge and in a timely fashion, as each may reasonably request of the other, in connection with the preparation, review and filing of Tax Returns pursuant to Section 4.10(a) and any audit, litigation or other proceeding with respect to Taxes imposed on the Company. Such cooperation shall include the retention and, upon the other party hereto’ s request, the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)

(i)    [Redacted - Commercially Sensitive Information]

4.11    Employees.

(a)    For a period of no less than twelve (12) months following the Closing Date, Parent shall provide (or cause the Surviving Corporation or its applicable subsidiaries to provide) the Continuing Employees with compensation and employee benefits no less favorable, in the aggregate, than what is provided by the Company as of immediately prior to the Closing. Continuing Employees shall remain enrolled in existing Company benefit plans following the Closing until such time as Parent determines to terminate such plans and enroll Continuing Employees in Parent’s employee benefit plans, programs, policies and arrangements (the “Parent Plans”), including its retirement plan, medical plan, dental plan, life insurance plan and disability plan, bonus plans, equity incentive plan, severance benefits, and other bonus or benefit arrangements maintained by Parent for employees of Parent who are similarly situated based on levels of responsibility and seniority, to the extent permitted by the terms of the applicable Parent Plans. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any Parent Plan, and to the extent permitted by applicable Law, and subject to any applicable break in service or similar rule, Parent shall provide that the Continuing Employees shall receive service credit under any such Parent Plan for their period of service with the Company and its Subsidiaries prior to the Closing, except where doing so would cause a duplication of benefits. Notwithstanding the foregoing, Parent and its Affiliates shall have no obligation to continue in effect any Company Employee Plans or any Parent Plans, and Parent and its Affiliates may amend, modify or terminate any Company Employee Plan or Parent Plan as determined by Parent or such Affiliate in their sole discretion. Effective as of, and following, the Closing, and for the duration of the latest to expire of the (A) the calendar year in which the Closing Date occurs or (B) the plan year of the applicable Parent Plan, to the extent permitted or required by applicable Law and to the extent permitted by the applicable Parent Plan and the applicable plan provider, Parent and its Subsidiaries will take commercially reasonable efforts to cause any Parent Plan in which any Continuing Employee participates that is a health or welfare benefit plan to (i) waive all limitations as to preexisting conditions, requirements for insurability, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees (and their eligible dependents), (ii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee following the Closing, and (iii) provide Continuing Employees with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any such Parent Plan, unless any of the foregoing would result in a duplication of benefits or the funding thereof.    Notwithstanding anything herein, this Section 4.11 shall in no way operate to (a) duplicate any benefit provided to any Continuing Employee or to fund any such benefit, (b) be construed to mean the employment of the Continuing Employees is not terminable by Parent (or any of its Affiliates) at will at any time, with or without cause, for any reason or no reason (other than as may be set forth in an employment agreement with the Continuing Employee), (c) amend any ERISA plan or create any third party rights of causes of action for any person (including any employee representative, union, labor organization, Continuing Employee or any employee, contractor or other service provider of the Company, the Parent or any of their Affiliates (or their beneficiaries)) or (d) require Parent or its Affiliates to continue in effect any Company Employee Plans or any Parent Plans, restrict the right of Parent and its Affiliates to amend, modify or terminate any Company Employee Plan or Parent Plan in their sole discretion.

4.12    Benefit Plans. The Company shall maintain all Company Employee Plans set forth on Section 4.12 of the Disclosure Schedule (unless Parent provides written notice to the Company no later than five (5) Business Days prior to the Closing Date that such plan or plans shall be terminated). The Company also shall take such other actions in furtherance of maintaining such plans as Parent may reasonably require. In the event that Parent notifies the Company that such plan shall be terminated prior to the Closing, and if such termination would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent.

4.13    Insurance Policies.

(a)    At or prior to the Closing, Parent shall pay or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including, without limitation, the total premium, underwriting costs, brokerage commission, due diligence fees, Taxes related to such policy and other fees and expenses of such policy and take all steps and do all other actions that may be reasonably required in order to ensure that the R&W Insurance Policy is in full force and effect at the Closing. From and after the date of this Agreement, Parent and its Affiliates (including, following the Closing, the Company and its Subsidiaries) will not (a) amend, waive or otherwise modify the R&W Insurance Policy in any manner that (i) would allow the Insurer or any other Person to subrogate or otherwise make or bring any action or proceedings against any Securityholder, any Affiliates of a Securityholder, or any of their respective their respective past, present or future directors, managers, equity holders, partners, members, officers, employees, or advisors or representatives based upon, arising out of, or related to this Agreement or the negotiation, execution or performance of the transactions contemplated hereby or (ii) would reasonably be likely to result in any such Person having any liability in connection with this Agreement or the transactions contemplated hereby or (b) novate or otherwise assign its rights under such R&W Insurance Policy (or do anything which has a similar effect).

(b)    [Redacted - Commercially Sensitive Information]

4.14    Financing.

(a)    Parent and Merger Sub acknowledge and agree that prior to the Effective Time, the Company and, at all times, its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any financing that Parent and Merger Sub may raise in connection with the Transactions. Parent shall indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against, and compensate and reimburse the Company and its Affiliates and its and their respective Representatives for, any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing or the provision of any support or cooperation contemplated by, or requested by, Parent or Merger Sub pursuant to Section 4.14(g). Parent shall promptly, upon request of the Company, reimburse the Company and its Subsidiaries for all out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in connection with the provision of any support or cooperation contemplated by, or requested by, Parent or Merger Sub pursuant to Section 4.14(g).

(b)    Parent shall use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on or before the Closing Date on the terms and conditions described in the Debt Commitment Letter, including by: (i) complying with and using reasonable best efforts to maintain in effect the Debt Commitment Letter and the Debt Fee Letter, subject to any modifications expressly permitted hereunder, (ii) negotiating as promptly as possible, and using reasonable best efforts to enter into, definitive agreements relating to the Debt Financing at the Closing, (iii) using reasonable best efforts to satisfy and to cause its Representatives to satisfy (or obtain the waiver of), on a timely basis all conditions applicable to Parent or its Representatives in the Commitment Letter within its respective control, (iv) consummating the Debt Financing at or prior to the Closing, (v) enforcing its rights under the Debt Commitment Letter and the Financing Agreements (as defined below) and (vi) at the written request of the Company, requesting written confirmation from the Financing Sources that the Debt Financing will be funded in accordance with the terms of the Debt Financing. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing. Notwithstanding anything contained in this Section or anything else in this Agreement to the contrary, in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to, and Parent shall not be required to, (A) pay any fees in excess of those contemplated by the Debt Commitment Letter (after giving effect to any “market flex” provisions contained therein) as of the date hereof, or (B) agree to conditionality or economic terms of the Debt Financing that are materially less favorable when taken as a whole than those contemplated by the Debt Commitment Letter (after giving full effect to any “market flex” provisions contained therein) as of the date hereof.

(c)    Parent shall not agree to, or permit, without the prior written consent of the Company, any assignment, amendment, supplement or modification to be made to, replacement, restatement or substitution of, or any waiver by Parent of any material provision or remedy under, the Debt Commitment Letter (including with respect to any alternative financing intended to replace or be substituted for, in whole or in part, any portion of the Debt Financing) if such assignment, amendment, supplement, modification, replacement, restatement, substitution or waiver would (i) reduce the aggregate amount or the net cash proceeds of the Debt Financing (after netting or payment of all fees, expenses and other amounts) to be funded on the Closing Date unless the Debt Financing, alternative financing permitted in accordance herewith or cash on hand is increased by a corresponding amount (or any draw upon an available revolving credit facility to fund an amount equal to such reduction is made), (ii) impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (y) prevent, materially impede or delay the consummation of the Debt Financing or (z) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, (iii) adversely impact the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter with respect to the Debt Financing, or (iv) adversely affect the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter; provided, that the Parent may amend, modify, assign, supplement, substitute, replace or restate the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents and similar entities, subject to the foregoing clauses (i) through (iv).

(d)    In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter for any reason whatsoever (other than as the result of any financing that replaces or is substituted for, in whole or in part, any portion of the Debt Financing pursuant to any replacement or substitution Debt Commitment Letter in accordance with the requirements of Section 4.14(c) above), (i) Parent shall promptly so notify the Company and (ii) Parent shall use reasonable best efforts to arrange and obtain, and negotiate and enter into commitment letters and/or definitive agreements with respect to, alternative financing in an amount sufficient when added to the portion of the existing Debt Financing (if any) and cash on hand that is available and will be funded at or prior to Closing, to consummate the Transactions and to pay all related fees and expenses upon terms and conditions not less favorable, taken as a whole, to Parent (as determined by Parent in good faith) and to the Company (with respect to conditionality) than those in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date). The definitive agreements entered into pursuant to Section 4.14(b), or the first sentence of this Section 4.14(d), including in respect of any alternative financing intended to replace or be substituted for, in whole or in part, any portion of the Debt Financing are referred to in this Agreement, collectively, as the “Financing Agreements.” References herein to the “Debt Commitment Letter,” and/or “Debt Fee Letter,” shall be deemed to include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with Section 4.14(c) or this Section 4.14(d). References to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter, as amended, supplemented, replaced, terminated, reduced or waived in compliance with Section 4.14(c) or this Section 4.14(d), including with respect to any alternative financing intended to replace or be substituted for, in whole or in part, any portion of the Debt Financing.

(e)    Parent shall (i) promptly furnish to the Company complete, correct and executed copies of any assignment, amendment, supplement, modification, replacement, restatement, substitution or waiver of any Debt Commitment Letter (including all related fee letters, which may be redacted as provided in Section 3.10) or Financing Agreements promptly upon effectiveness, (ii) give the Company prompt written notice of (A) any material default or breach or threatened (in writing) material default or breach by any party to the Debt Commitment Letter of which Parent becomes aware or any termination or threatened (in writing) termination thereof, (B) the receipt of any written notice or other written communication, in each case from any Lender, finance source or affiliate thereof with respect to any actual or potential breach, default, termination or repudiation by any party to any of the Debt Commitment Letter or

Financing Agreements or any material dispute or disagreement between or among any parties to any of the Debt Commitment Letter or Financing Agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing, (iii) give the Company prompt written notice if for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letters or Financing Agreements and (iv) keep the Company reasonably informed with respect to all material activity concerning the status of the Debt Financing, including providing the Company with drafts of the Financing Agreements upon reasonable request. Promptly after the Company delivers to Parent or Merger Sub a written request, Parent shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in this Section 4.14(e).

(f)    The Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use reasonable best efforts, and shall use its reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, at Parent’s sole expense, reasonably cooperate with Parent in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), such reasonable best efforts to include, (i) reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, and reasonably cooperating with Parent in the preparation, execution and delivery of guarantees, mortgages, other definitive financing documents, certificates (including any perfection certificates) or documents as are customary for transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company, including obtaining releases of existing Liens (to the extent required in the Debt Commitment Letter); provided, that all of the foregoing, including any obligations and releases of Liens contained in all such agreements and documents, shall be subject to the occurrence of the Closing and become effective no earlier than immediately following the Closing, (ii) providing a certificate of the chief financial officer or person performing similar functions of the Company as described in paragraph 1 of Exhibit C to the Debt Commitment Letter and providing customary authorization letters with respect to any information provided by the Company and its Subsidiaries and pertaining solely to the Company and its Subsidiaries in the bank information memoranda at the Closing (provided that the Company shall be provided with a reasonable opportunity to review and comment on the disclosure with respect to the Company and its Subsidiaries contained in such bank information memoranda), (iii) furnishing (at least three (3) Business Days prior to the Closing Date) all documentation and other information reasonably requested in writing no later than ten (10) Business Days prior to the Closing Date required by a Governmental Body under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act of 2001 and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), but in each case, solely as relating to the Company and its Subsidiaries, to the extent required by paragraph 6 of Exhibit C to the Debt Commitment Letter (or a corresponding provision in a Debt Commitment Letter), (iv) furnishing the Parent or Merger Sub with the historical financial statements of the Company and its Subsidiaries required by clauses (1) and (2) of paragraph 5 of Exhibit C to the Debt Commitment Letter (or the analogous provision in any amendment, modification, supplement, restatement or replacement thereof permitted or required hereunder) and any financial or other customary information relating to the Company and its Subsidiaries as the Parent or Lenders shall reasonably request to the extent such information (A) is necessary to prepare the pro forma financial statements required by clause (3) of paragraph 5 of Exhibit C to the Debt Commitment Letter (or the analogous provision in any amendment, modification, supplement, restatement or replacement thereof permitted or required hereunder) and (B) is already prepared by the Company in the ordinary course of business, and (v) reasonably assisting in the preparation, execution and delivery of one or more credit agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent; provided, that all of the foregoing shall be subject to the occurrence of the Closing and become effective no earlier than immediately following the Closing. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require any cooperation to the extent that it would require (A) the Company or any of its Subsidiaries to waive, breach or amend any terms of this Agreement, (B) the Company or any of its Subsidiaries to pay or agree to pay any commitment or other fees or pay, incur or reimburse any expenses or incur any other liabilities or give any indemnities, in each case in connection with the Debt Financing, prior to the Effective Time (except, in each case, to the extent subject to concurrent reimbursement by Parent), (C) the Company or any of its Subsidiaries or any of their respective directors or managers (or equivalent bodies) to approve the execution or delivery of any document or certificate in connection with the Debt Financing (or any alternative financing) prior to the Effective Time, (D) the Company or any of its Subsidiaries to take any action that would conflict with, violate or result in a breach of or default under any organizational documents of the Company, its Subsidiaries, or any of its or their Affiliates or any applicable Law, (E) the Company or any of its Subsidiaries to provide access to or disclose information that the Company or its Subsidiaries reasonably determines would or would reasonably be expected to jeopardize any applicable legal privilege of, or conflict with any confidentiality requirements (to the extent not entered into in contemplation of the Merger) applicable to, the Company or its Subsidiaries, (F) any director or manager of the Company (or any Subsidiary, to the extent the board of directors, managers or members will be changing in connection with, or as a result of, the Merger and the Transactions) to pass resolutions or consents to approve or authorize the execution of the Debt Financing or the Financing Agreements (and in the case of any Subsidiary whose board of directors, managers or members will not be changing in connection with, or as a result of, the Merger and the Transactions, no such resolutions or consents shall be deemed executed or effective until the Effective Time), (G) the Company or any of its Subsidiaries to take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate (unless such breach or inaccuracy is waived by Parent), (H) any director, officer, manager, member, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, or (I) prepare or provide any pro forma financial statements or any other pro forma information, including any pro forma adjustments and/or information regarding any pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments. In addition, no action, liability or obligation of the Company or any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument provided pursuant to this Section 4.14(f) will be effective until the Effective Time and neither the Company nor any of its Subsidiaries or any of their Representatives shall be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent upon the occurrence of the Closing or that must be effective prior to the Effective Time. In no event will the Company be deemed to be in breach of this Section 4.14(f)

unless (A) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which constitutes a breach of this Section 4.14(f), (B) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company or its Subsidiaries to provide any cooperation that it would not otherwise be required to provide under this Section 4.14(f), and (C) the Company fails in any material respect to take the reasonable actions specified in such Non-Cooperation Notice within ten (10) Business Days (or in the case of the requirements set forth in Section 4.14(f)(ii), within the time period specified therein) from receipt of such Non-Cooperation Notice.

(g)    The Company hereby consents to the use of all logos of the Company and its Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, and (ii) are used solely in connection with a description of the Company, its business and products or the Merger.

(h)    All non-public or other confidential information provided by the Company or any of its Subsidiaries or any of their representatives pursuant to this Agreement will be kept confidential in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Financing Sources and potential Financing Sources in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such persons are subject to confidentiality undertakings no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

ARTICLE V

CONDITIONS TO THE MERGER

5.1    Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent, at or prior to the Closing, of the following conditions:

(a)    No Laws. No Governmental Authority of competent jurisdiction shall have enacted, issued or promulgated any Law (whether temporary, preliminary or permanent) that is then in effect, which has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger in accordance with the terms hereof.

(b)    No Orders. No Governmental Authority of competent jurisdiction shall have issued or granted any Order (whether temporary, preliminary or permanent) that is then in effect, which has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger in accordance with the terms hereof.

(c)    No Governmental Litigation. There shall be no pending legal action, suit or litigation, pending against Parent or the Company by any United States Governmental Authority challenging the Merger.

(d)    Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(e)    Regulatory Approvals. (i) All waiting periods (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or otherwise been terminated, and (ii) all clearances, consents, approvals, orders and authorizations of Governmental Authorities required by the Antitrust Laws of the jurisdictions set forth on Annex E shall have been obtained, and all waiting periods (and extensions thereof) applicable to the Transactions, including the Merger, under the Antitrust Laws of the jurisdictions set forth on Annex E shall have expired or otherwise been terminated.

5.2    Additional Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following additional conditions, any of which may be waived, in writing, exclusively by Parent:

(a)    Representations and Warranties. The representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations) shall be true and correct on the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date), except for any such representations and warranties where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be likely to have a Company Material Adverse Effect (it being understood that all “Company Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded). The Fundamental Representations (other than the Specified Capitalization Representations) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct on and as of such date), except for any such representations and warranties where the failure to be so true and correct is de minimis. The Specified Capitalization Representations shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct on and as of such date) in all material respects.

(b)    Covenants. The Company shall have performed and complied with, in all material respects, all of the covenants, obligations and agreements under this Agreement required to be performed and complied with by the Company on or prior to the Closing.

(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)    Company Officer Certificates. Parent shall have received: (i) a certificate, validly executed on behalf of the Company by a senior executive officer of the Company, certifying to the effect that, as of the Closing, the conditions to the obligations of Parent and Merger Sub set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been satisfied; and (ii) a certificate, validly executed on behalf of the Company by a senior executive officer of the Company, certifying as to (A) the terms and effectiveness of the Organizational Documents of the Company, (B) the adoption of resolutions of the Board (whereby the Merger, this Agreement and the Transactions were unanimously approved by the Board), and (C) the adoption of this Agreement and the approval of the Merger by the Requisite Stockholders.

(e)    Escrow Agreement. Parent shall have received from the Securityholder Representative the Escrow Agreement, dated as of the Closing Date and executed by the Securityholder Representative.

(f)    Consents, Waivers, Approvals and Terminations.

(i)    Parent shall have received evidence reasonably satisfactory to Parent that all necessary notices, consents, waivers and approvals as required in connection with the Transactions pursuant to Contracts set forth on Section 5.2(f)(i) of the Disclosure Schedule have been sent or obtained (as applicable).

(ii)    Parent shall have received evidence reasonably satisfactory to Parent that each of the Contracts set forth on Section 5.2(f)(ii) of the Disclosure Schedule has been terminated (or will be terminated as of the Effective Time) and is of no further force or effect (or will be of no further force or effect as of the Effective Time).

(g)    Resignation of Officers and Directors. Unless otherwise directed by Parent in writing prior to Closing, the Company shall cause each officer identified on Section 5.2(g) of the Disclosure Schedule and director of the Company to execute a resignation and release letter in substantially the form attached hereto as Exhibit I, effective as of the Effective Time.

(h)    FIRPTA Certificate. Parent shall have received (i) a statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) a notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably satisfactory to Parent.

(i)    Payoff Letters. Parent shall have received executed payoff letters and related lien release documentation, in customary form, executed and delivered by the applicable lender(s) dated no more than two (2) Business Days prior to the Closing Date, with respect to each item of Repaid Indebtedness that (A) state the amounts required in order to pay in full all such Indebtedness as of the Closing Date (including any applicable per diem amount), (B) include wire transfer instructions for the payment of such amounts and (C) provide that, upon payment in full of the amounts indicated therein, such Persons have agreed to, if applicable, immediately release all guarantees and Liens with respect to such Indebtedness (each, a “Payoff Letter”), along with, in each case, a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable, from each person receiving any payment in satisfaction of Repaid Indebtedness in connection with the Closing.

5.3    Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger also shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such date), except for any such representations and warranties where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be likely to have a Parent Material Adverse Effect (it being understood that all “Parent Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded).

(b)    Covenants. Each of Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements under this Agreement required to be performed and complied by Parent and/or Merger Sub prior to the Closing.

(c)    Escrow Agreement. The Company shall have received from Parent and the Escrow Agent the Escrow Agreement, dated as of the Closing Date and executed by Parent and the Escrow Agent.

ARTICLE VI

TERMINATION, AMENDMENT AND WAIVER

6.1    Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (provided, that, any written notice of a terminating party to the other party under this Section 6.1 shall specify the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail):

(a)    by mutual written consent of the Company and Parent;

(b)    by Parent if the Requisite Stockholder Approval is not received within 24 hours after the execution and delivery of this Agreement;

(c)    by Parent or the Company if the Effective Time has not occurred before 11:59 p.m. (Pacific time) on August 14, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party if the failure to consummate the Merger and the other transactions contemplated hereby has been proximately caused by the failure of such party to perform its obligations or agreements under this Agreement ;

(d)    by Parent or the Company if any Governmental Authority of competent jurisdiction (i) shall have enacted, issued or promulgated any Law that is in effect and has the permanent effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) shall have issued or granted any Order that is in effect and has the permanent effect of making the Merger illegal or which has the permanent effect of prohibiting or otherwise preventing the consummation of the Merger, and such Order shall have become final and non-appealable;

(e)    by Parent, if Parent is not in material breach of its obligations under this Agreement by written notice of the Company, and there has been a breach or inaccuracy of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 5.2(a) or 5.2(b) hereof would not be satisfied; provided, however, that, if such breach or inaccuracy is curable through the exercise of commercially reasonable efforts, Parent may not terminate this Agreement under this Section 6.1(e) as a result of such breach or inaccuracy during the thirty (30) calendar days after written notice thereof is delivered to the Company for so long as the Company continues to exercise such commercially reasonable efforts; or

(f)    by the Company, if the Company is not in material breach of its obligations under this Agreement by written notice of Parent, and there has been a breach or inaccuracy of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Sections 5.3(a) or 5.3(b) hereof would not be satisfied; provided, however, that, if such breach or inaccuracy is curable through the exercise of commercially reasonable efforts, the Company may not terminate this Agreement under this Section 6.1(f) as a result of such breach or inaccuracy during the thirty (30) calendar days after written notice thereof is delivered to Parent for so long as Parent continues to exercise such commercially reasonable efforts.

6.2    Effect of Termination. If this Agreement is terminated pursuant to Section 6.1, this Agreement become void and there shall be no liability or obligation on the part of any party or their respective Representatives, if applicable; provided, however, that except as otherwise provided in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from any material breach of this Agreement resulting from a volitional act taken with knowledge by the breaching party that it constituted a breach of this Agreement which occurred prior to such termination (including, in the case of Parent, Parent’s failure to consummate the transactions contemplated by this Agreement when the Closing is required to occur in accordance with Section 1.2(a)); provided, further, that, the provisions of Section 4.6 (Public Disclosure), Article VIII (GENERAL PROVISIONS) and this Section 6.2 (Effect of Termination) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VI. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

6.3    Amendment.

(a)    This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each party hereto; provided, however, that after the Requisite Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that by Law requires further approval by the stockholders without such further approval by such Stockholders after the Effective Time.

(b)    Notwithstanding anything to the contrary contained herein, Sections 8.3, 8.5, 8.8, 8.10, 8.11(b), 8.12 and this Section 6.3 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 8.3, 8.5, 8.8, 8.10, 8.11(b), 8.12 and this Section 6.3) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Source Parties without the prior written consent of the Financing Sources.

6.4    Extension; Waiver. Any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other parties hereto, (b) waive any breaches of or inaccuracies in the representations and warranties made by another party contained herein or in any document delivered by another party pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE VII

SURVIVAL; WAIVER; SECURITYHOLDER REPRESENTATIVE

7.1    Survival of Representations and Warranties. All representations and warranties and all covenants and obligations set forth in this Agreement shall terminate at the Effective Time (the “Expiration Date”) and following the Effective Time no party hereto shall have any recourse against the former Securityholders with respect to any breach of any such representation, warranty, covenant or obligation, other than, in each case and notwithstanding the foregoing, the covenants and obligations of the parties hereto that are to be performed or complied with at or following the Effective Time which shall survive until fully performed. Notwithstanding anything to the contrary in this Agreement, it is the intention of the parties hereto, to the extent permitted by applicable Law, that the Expiration Date supersede any applicable statutes of limitations with respect to the applicable representations and warranties.

7.2    Waiver. Parent, on behalf of itself and each of its Affiliates (including, following the Closing, the Surviving Corporation and its Subsidiaries) and their respective Representatives, from and after the Closing and to extent permitted by applicable Law, hereby waive, any and all rights, claims and causes of action any of them may have against any Securityholders and any Affiliate thereof (and each of their direct and indirect investors, equity holders, partners, members, managers and Representatives) relating (directly or indirectly) to the subject matter of this Agreement (or an Exhibit, Schedule, Annex or certificate delivered hereunder) or the Transactions

(whether arising under or based upon any Law or otherwise) other than, in each case, claims against a Person for such Person’s Fraud. For the avoidance of doubt, and notwithstanding anything to the contrary herein, nothing in this Section 7.2 shall relieve any party hereto of any obligation to perform or comply with the covenants and agreements contained in this Agreement that are to be performed after the Effective Time and such covenants and obligations shall survive until fully performed.

7.3    Securityholder Representative.

(a)    The Securityholders, by virtue of the approval and adoption of this Agreement by the Stockholders, irrevocably constitute and appoint the Securityholder Representative (and Securityholder Representative hereby accepts such appointment) as their agent and attorney-in-fact for and on behalf of each Securityholder, with full power of substitution, to act in the name, place and stead of each Securityholder, with respect to any matter relating to or under this Agreement and the Escrow Agreement, including (i) taking such actions and making such decisions as may be necessary or appropriate in connection with the determination of the amounts payable hereunder; (ii) taking such actions and making such decisions as may be necessary or appropriate in connection with any dispute arising pursuant to Section 1.9, including reviewing, disputing, agreeing to, negotiating, entering into settlements or compromises of any such disputes; (iii) enforcing this Agreement and the Escrow Agreement on behalf of the Securityholders; (iv) giving and receiving all notices required to be given under this Agreement and the Escrow Agreement; (v) taking any and all actions and making any and all decisions required or permitted to be taken or made by the Securityholder Representative under this Agreement and the Escrow Agreement; and (vi) taking any and all actions necessary or appropriate in furtherance of or for the accomplishment of the foregoing. The power of attorney granted in this Section 7.3 by each Securityholder to the Securityholder Representative is coupled with an interest and is irrevocable, may be delegated by the Securityholder Representative and shall survive the death or incapacity of any Securityholder. No bond shall be required of the Securityholder Representative. The Securityholder Representative shall be entitled to engage outside legal counsel, accountants, consultants, experts or other advisors as the Securityholder Representative deemed necessary or appropriate in connection with performing its duties or exercising its rights under this Agreement and the Escrow Agreement.

(b)    All decisions, consents, instructions and actions by the Securityholder Representative made or taken in accordance with this Agreement or the Escrow Agreement shall be final and binding on all of the Securityholders, and no Securityholders shall have any cause of action against the Securityholder Representative for any decision made, consent or instruction given, or action taken by the Securityholder Representative under this Agreement or the Escrow Agreement, except for any such decision, consent, instruction or action that constitutes fraud, gross negligence, bad faith or willful misconduct by or on behalf of the Securityholder Representative. Parent shall be entitled to rely conclusively on any decisions, consents, instructions and actions by the Securityholder Representative made or taken in connection with this Agreement or the Escrow Agreement in writing, and no party hereto shall have any cause of action against Parent for any action taken by Parent in reliance upon any such decision, consent, instruction or action.

(c)    The Securityholder Representative shall not have any liability to any of the parties hereto or to the Securityholders for any act done or omitted hereunder as Securityholder Representative while acting in good faith exercise of reasonable judgment, and any act done or omitted pursuant to the advice of outside legal counsel shall be conclusive evidence of such good faith. The Securityholders shall severally but not jointly, based on their respective Pro Rata Portions, indemnify and hold harmless the Securityholder Representative, from and against any loss, liability or expense incurred by the Securityholder Representative arising out of or in connection with the acceptance, performance or administration of its duties under this Agreement and the Escrow Agreement, except for any such loss, liability or expense based upon or arising out of any fraud, gross negligence, bad faith or willful misconduct by or on behalf Securityholder Representative. The Securityholder Representative shall be entitled to recover any such losses, liabilities or expenses which are indemnifiable hereunder (i) first by recourse to any amounts available in the Expense Fund, (ii) second by recourse to any amounts in the Escrow Fund that are otherwise available for distribution to the Securityholders pursuant to this Agreement and the Escrow Agreement (but solely, following the final determination of the Negative Adjustment pursuant to Section 1.9), and (iii) third by recourse directly to the Securityholders, pro rata, based on the respective portion of the Merger Consideration received by them.

(d)    The Securityholder Representative may retain copies, reproductions, summaries, analyses or extracts (whether in hard-copy form or on intangible media, such as electronic mail or computer files) of the contents of any virtual data room maintained by in connection with the transactions contemplated hereby, the Company’s books and records and all of the Company’s historical written communications (including electronic mail) prior to the Effective Time solely for record retention purposes or in connection with performing its duties or exercising its rights under this Agreement and the Escrow Agreement.

(e)    The identity of the Securityholder Representative and the terms of the agency may be changed, and a successor Securityholder Representative may be appointed, from time to time (including in the event of the resignation, death, disability or other incapacity of the Securityholder Representative) by consent of the Securityholders representing a majority-in-interest (based on the respective Pro Rata Portions) of the Securityholders. Each successor Securityholder Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Securityholder Representative, and the term “Securityholder Representative” as used herein shall be deemed to include any such successor Securityholder Representatives.

(f)    The Securityholder Representative shall, in its sole discretion, determine when the unused portion, if any, of the Expense Fund shall be released for further distribution to the Securityholders in accordance with their Pro Rata Portions. Upon such determination by the Securityholder Representative, the Securityholder Representative shall, at its sole discretion, either (i) directly release such unused portion of the Expense Fund to the Securityholders or (ii) along with Parent, deliver to the Escrow Agent or the Paying Agent a written notice executed by each such party instructing the Escrow Agent or the Paying Agent, as applicable, to promptly (and in no event later than one (1) Business Day after the date of such written notice) deliver to each Securityholder his, her or its Pro Rata Portion of the aggregate amount of such funds.

(g)    This Section 7.3 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Securityholder, and any references in this Agreement to a Securityholder shall mean and include the successors to the rights of the Securityholders hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

ARTICLE VIII

GENERAL PROVISIONS

8.1    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally, or (ii) one Business Day after it is sent by commercial overnight courier service or email to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

(a)    if to Parent or Merger Sub, to:

Absolute Software Corporation

Suite 1400, 1055 Dunsmuir Street

Vancouver, BC, Canada V7X 1K8

Attention:	[Redacted - Personal Information]
Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, CA 90401-4100

Attention:	Ray LaSoya
Email:	rlasoya@cooley.com

(b)    if to the Company, to:

Mobile Sonic, Inc.

c/o The Carlyle Group

1 St James’s Market, St. James’s

London SW1Y 4AH, United Kingdom

Attention:	[Redacted - Personal Information]
Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

Attention:	Todd Cleary
Patrick Sandor
Email:	tcleary@wsgr.com
psandor@wsgr.com

(c)    if to the Securityholder Representative, to:

Mobile Sonic, Inc.

c/o The Carlyle Group

1 St James’s Market, St. James’s

London SW1Y 4AH, United Kingdom

Attention:	[Redacted - Personal Information]
Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

Attention:	Todd Cleary
Patrick Sandor
Email:	tcleary@wsgr.com
psandor@wsgr.com

8.2    Interpretation.

(a)    Unless otherwise indicated, all references herein to Articles, Sections, Exhibits or Annexes, shall be deemed to refer to Articles, Sections, Exhibits or Annexes of or to this Agreement, as applicable.

(b)    Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)    The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)    The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e)    Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(f)    Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g)    References to “$” and “dollars” are to the currency of the United States of America.

(h)    Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(i)    When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(j)    Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws.

(k)    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.3    Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each of Parent and Merger Sub shall have the right to assign, without such consent, its rights and obligations hereunder in whole or in part for collateral security purposes to any Financing Source. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.4    Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Disclosure Schedule, the Exhibits and the Annexes hereto and thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.5    Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except for (a) the provisions of Section 4.9 (which shall be for the benefit of (among others) the D&O Indemnitees, and the D&O Indemnitees (among others) will have the rights provided for therein), (b) the provisions of Section 7.2(b) (which shall be for the benefit of the Securityholders and their Affiliates (and each of their direct and indirect investors, equity holders, partners, members, managers and Representatives), (c) the provisions of Section 8.9(b) (which shall be for the benefit of (among others) the Released Parties, and the Released Parties (among others) will have the rights provided for therein), (d) from and after the Effective Time, the rights of Securityholders to receive the consideration pursuant to the Merger, on the terms of and as set forth in Article I, and (e) the assignment by each of Parent and Merger Sub of its rights and obligations hereunder in whole or in part for collateral security purposes to any existing or future lender or group thereof (including without any limitation any agent, trustee or other representative acting on their behalf) providing financing to Parent and/or any of its Affiliates and any such lenders (or agent, trustee or other representative) may exercise all of the rights and remedies Parent and Merger Sub hereunder, all without any further consent, but in such event, Parent and Merger Sub shall be required to remain obligated hereunder in the same manner as if such assignment or delegation had not been effected, and (f) the provisions of this Section 8.5 and Sections 6.3, 8.3, 8.8, 8.10, 8.11(b) and 8.12 shall be enforceable against all parties to this Agreement by each Financing Source Party. In addition, for the avoidance of doubt, WSGR shall be entitled to rely on the provisions of Section 8.13 hereof. In addition, for the avoidance of doubt, WSGR shall be entitled to rely on the provisions of Section 8.13 hereof.

8.6    Expenses. Except as may otherwise be expressly set forth herein, whether or not the Merger is consummated, all fees and expenses incurred in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby shall be the obligation of the respective party incurring such fees and expenses.

8.7    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8    Remedies.

(a)    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)    The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to the terms and conditions of this Section 8.8(b), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity, and, in furtherance of the foregoing, will not oppose any motion to expedite in connection with claims seeking an injunction, specific performance or other equitable relief on the basis that the other party has not shown a sufficiently colorable claim or a sufficient possibility of irreparable injury. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing, in no event shall the Company be entitled to seek the remedy of specific performance of this Agreement directly against the Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing.

8.9    No Recourse; Waiver.

(a)    Notwithstanding anything that may be express or implied in this Agreement, and notwithstanding the fact that certain of the parties may be partnerships or limited liability companies, each of Parent and Merger Sub hereto covenants, agrees and acknowledges (on behalf of itself and its Subsidiaries (including, following the Closing, the Company and its Subsidiaries), and their respective Affiliates and directors, officers or employees (in each case, solely in their capacity as such)) that no recourse under this Agreement will be had against Carlyle, its Affiliates or any of their respective former, current or future direct or indirect equityholders, controlling Persons, partners, direct or indirect investors, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each, a “Related Party”), in each case other than the parties to this Agreement and each of their respective successors and permitted assignees, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on, or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any party under this Agreement for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, nothing in this Section 8.9(a) will relieve or otherwise limit (a) any claim against a Person with respect to Fraud committed by such Person or (b) the liability of the parties to this Agreement or any of their respective successors or permitted assigns for any breach or violation of their respective obligations under this Agreement or the other documents expressly contemplated hereby, solely to the extent provided for herein or therein.

(b)    Effective as of the Closing and without limiting Section 8.9(a), each of Parent and Merger Sub (and, following the Closing, the Company and its Subsidiaries), on behalf of itself and its officers, directors and managers (in each case, solely in their capacity as such), hereby unconditionally and irrevocably and forever releases and discharges each Securityholder and Related Party (each, a “Released Party”), of and from, and hereby unconditionally and irrevocably waive, any and all claims, debts, losses, expenses, proceedings, covenants, liabilities, suits, judgments, damages, actions and causes of action, obligations, accounts, and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, direct or indirect, at law or in equity that such party ever had, now has or ever may have or claim to have against any Released Party, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising prior to the Closing (including in respect of the management or operation of the Company), other than (i) those arising pursuant to this Agreement or the other documents expressly contemplated hereby and (ii) claims against a Released Party for Fraud committed by such Released Party prior to the Closing. Each of Parent and Merger Sub, on behalf of itself and its officers and directors (in each case, solely in their capacity as such), expressly waive all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Each of Parent and Merger Sub, on behalf of itself and its officers and directors (in each case, solely in their capacity as such), understand the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims, and acknowledge and agree that this waiver is an essential and material term of this Agreement. Each of Parent and Merger Sub (and, following the Closing, the Company and its Subsidiaries), on behalf of itself and its officers and directors (in each case, solely in their capacity as such), acknowledges that the Company and Carlyle will be relying on the waiver and release provided in this Section 8.9(b) in connection the Company’s execution and delivery of this Agreement and that this Section 8.9(b) is intended for the benefit of, and to grant express third party beneficiary rights to each Released Party and their respective Affiliates to enforce this Section 8.9(b). At the Closing, each of Parent and Merger Sub shall deliver a release consistent with the release set forth in this Section 8.9(b).

8.10    Governing Law. This Agreement, and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, that notwithstanding the foregoing, each of the parties hereto agrees that all claims, causes of action (whether at law, in equity, in contract, in tort or otherwise) or proceedings against any of the Financing Sources in any way relating to the Debt Financing or the negotiation, execution or performance of any documentation (including the Debt Commitment Letter) in connection therewith (other than the determination of whether a Company Material Adverse Effect has occurred, which shall be made in accordance with Delaware law), shall be governed by, and construed in accordance with, and enforced under the laws of the State of New York without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

8.11    Consent to Jurisdiction.

(a)    Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 8.1, and nothing in this Section 8.11 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably submits itself and its properties and assets to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, the Superior Court of the State of Delaware or any federal court sitting in the State of Delaware) for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof; (iii) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, the Superior Court of the State of Delaware or any federal court sitting in the State of Delaware) for the purpose of any such action, proceeding or counterclaim; (iv) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (v) waives any objection that it may now or hereafter have to the venue of any such action, proceeding or counterclaim in any such court or that such action, proceeding or counterclaim was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any action, proceeding or counterclaim relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)    Notwithstanding anything in this Agreement to the contrary, but subject to the next sentence, each of the parties hereto agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim shall be governed by the laws of the State of New York. The Company further agrees that it shall not, and shall direct its Affiliates and its and their direct and indirect equityholders not to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Party, in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof. Notwithstanding anything herein to the contrary, no Financing Source Party shall have any liability or obligation to the Company or any of its Affiliates relating to or arising out of this Agreement or the Debt Financing or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and the Company shall not seek to, and shall cause its Affiliates not to seek to, recover any money damages

(including consequential, special, indirect or punitive damages, or damages on account of a willful and material breach) or obtain any equitable relief from any Financing Source Party; provided, however, that the foregoing shall not be deemed to limit the Company’s ability to seek or recover any money damages (including consequential, special, indirect or punitive damages, or damages on account of a willful and material breach) or obtain any equitable relief or specific performance from Parent. For the avoidance of doubt, and notwithstanding anything herein to the contrary, nothing in the foregoing is intended to limit or otherwise restrict Parent from fully enforcing its rights, and the obligations of the Financing Source Parties, under the Debt Commitment Letter and any other agreements entered into with the Financing Source Parties related thereto.

8.12    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR THE ACTIONS OF THE PARTIES HERETO OR THERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

8.13    Waiver of Conflicts Regarding Representation. Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) has acted as counsel for certain of the Securityholders, the Company and the Securityholder Representative (collectively, the “Company Parties”) in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including, without limitation, Parent or any of its Affiliates (including the Surviving Corporation). Only the Company Parties shall be considered clients of WSGR in the Acquisition Engagement. If the Securityholder Representative so desires, WSGR shall be permitted, without the need for any future waiver or consent, to represent any of the Securityholders after the Closing in connection with any matter related to the matters contemplated by this Agreement any other agreements referenced herein or therein or any disagreement or dispute relating thereto and may in connection therewith represent the agents or Affiliates of the Securityholders in any of the foregoing cases including, without limitation, in any dispute, litigation or other adversary proceeding against, with or involving Parent, the Surviving Corporation or any of their agents or Affiliates. To the extent that communications between a Company Party, on the one hand, and WSGR, on the other hand, relate to the Acquisition Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Securityholders, and not the Company or Surviving Corporation. Neither Parent nor any of its Affiliates, including the Surviving Corporation, shall have access to (and Parent hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of WSGR, to the extent that they relate to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, Parent acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing: (i) the Securityholders and WSGR shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither Parent nor any of its Affiliates, including the Surviving Corporation, shall be a holder thereof; (ii) to the extent that files or work product of WSGR in respect of the Acquisition Engagement constitute property of the client, only the Securityholders shall hold such property rights and have the right to waive or modify such property rights; and (iii) WSGR shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Parent or any of its Affiliates, including the Surviving Corporation, by reason of any attorney-client relationship between WSGR and the Company or otherwise; provided that, to the extent any communication is both related and unrelated to the Acquisition Engagement, WSGR shall provide appropriately redacted versions of such communications, files or work product to Parent or its Affiliates, including the Surviving Corporation. Notwithstanding and without limiting the foregoing, in the event that a dispute arises between any of Parent or the Surviving Corporation or their Affiliates, on one hand, and any of the Securityholders, on the other hand, concerning the matters contemplated in this Agreement, Parent, for itself and on behalf of its Affiliates and the Surviving Corporation and its Affiliates, agrees that Parent, the Surviving Corporation and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing attorney-client communications, files or work product against the Securityholders.

8.14    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Securityholder Representative have caused this Agreement to be signed, all as of the date first written above.

PARENT:

ABSOLUTE SOFTWARE CORPORATION

By: /s/ Christy Wyatt
Name: Christy Wyatt
Title: President and Chief Executive Officer

MERGER SUB:

NINA US MERGER SUB, INC.

By: /s/ Christy Wyatt
Name: Christy Wyatt
Title: President and Chief Executive Officer

[AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Securityholder Representative have caused this Agreement to be signed, all as of the date first written above.

COMPANY:

MOBILE SONIC, INC.

By: /s/ Michael Wand
Name: Michael Wand
Title: President & CEO

SECURITYHOLDER REPRESENTATIVE:

MOBILE SONIC AGGREGATOR, L.P.

[Redacted - Commercially Sensitive Information]

[Redacted - Commercially Sensitive Information]

By: /s/ Andrew Howlett-Bolton
Name: Andrew Howlett-Bolton
Title: Vice President

[AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT B

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT C

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT D

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT E

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT F

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT G

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT H

[Exhibit Excluded - Commercially Sensitive Information]

EXHIBIT I

[Exhibit Excluded - Commercially Sensitive Information]

ANNEX A

DEFINED TERMS

For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Accounting Firm” shall have the meaning given to such term in Section 1.9(d).

“Accounting Principles” shall mean the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques (a) set out in Annex D, and (b) to the extent not addressed in subsection (a) above, GAAP on a basis consistent with the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques, consistently applied by the Company in preparing the 2020 Company Financial Statements. For the avoidance of doubt, paragraph (a) shall take precedence over paragraph (b).

“Acquisition Engagement” shall have the meaning given to such term in Section 8.13.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or any of its Affiliates) to engage in an any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from the Company and/or any other Person(s), of a majority of the outstanding shares of Company Capital Stock (other than pursuant to the grant or exercise of equity awards to employees or consultants in the ordinary course of business); (ii) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of any a majority (based on fair market value) of the assets of the Company (other than the sale or license of products in the ordinary course of business in accordance with the restrictions set forth in Section 4.1); or (iii) any merger, consolidation, business combination or other similar transaction involving the Company which would result in any Person or “group” who does not currently own a majority of the outstanding equity securities of the Company owning a majority of the voting equity securities of the resulting entity.

“Action” shall mean any claim, action, lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority.

“Additional Merger Consideration” shall mean any amounts payable to the Securityholders pursuant to Section 1.9 and/or Section 7.3.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with such other Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Closing Optionholder Proceeds” shall mean the aggregate portion of the Estimated Merger Consideration that is payable to all Optionholders (with respect to Company Options) at the Closing pursuant to Section 1.6(c) (which amount shall be calculated in accordance with the Company’s Organizational Documents and the Company Equity Plan).

“Aggregate Closing Stockholder Proceeds” shall mean the aggregate portion of the Estimated Merger Consideration that is payable to all Stockholders (with respect to Company Capital Stock) at the Closing pursuant to Section 1.6(c) (which amount shall be calculated in accordance with the Company’s Organizational Documents and the Company Equity Plan).

“Antitrust Laws” shall have the meaning given to such term in Section 2.4.

“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in California are permitted or required by Law, executive order or governmental decree to remain closed.

“Business Systems” shall have the meaning given to such term in Section 2.11(k).

“Carlyle” shall mean Mobile Sonic Aggregator, L.P., its Affiliated investment funds, controlling Affiliates, and each of their respective management companies.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020.

“Certificate of Merger” shall have the meaning given to such term in Section 1.2(b).

“Charter” shall mean the Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 7, 2016 (as the same may be amended, supplemented or modified from time to time).

“Class A Common Stock” shall mean the Class A Common Stock of the Company, par value $0.01 per share.

“Class B Common Stock” shall mean the Class B Common stock of the Company, par value $0.01 per share.

“Class C Common Stock” shall mean the Class C Common stock of the Company, par value $0.01 per share.

“Closing” shall have the meaning given to such term in Section 1.2(a).

“Closing Cash” shall mean the sum of the cash, cash equivalents, and marketable securities of the Company and its Subsidiaries as of 12:01 AM ET on the Closing Date, whether or not kept “on site” or held in deposit, checking, brokerage or other accounts of or in any safety deposit box or other physical storage device provided by a financial institution. Notwithstanding the previous sentence, Closing Cash shall be (i) reduced for uncleared checks and drafts issued by the Company or any of its Subsidiaries and uncleared by the bank as of 12:01 AM ET on the Closing Date, (ii) reduced by the amount of any declared and unpaid dividends to the holders of Company Capital Stock, and (iii) increased for checks and drafts received or deposited for the account of the Company and its Subsidiaries and not credited to the account of the Company or any of its Subsidiaries as of 12:01 AM ET on the Closing Date. Closing Cash shall be determined in accordance with the Accounting Principles.

“Closing Date” shall have the meaning given to such term in Section 1.2(a).

“Closing Indebtedness” shall mean the sum of (i) the aggregate amount of Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing and (ii) the aggregate amount of [Redacted - Commercially Sensitive Information] as of 12:01 AM ET on the Closing Date.

“Closing Net Working Capital” shall mean (i) the Current Assets minus (ii) the Current Liabilities, in each case, determined as of 12:01 AM ET on the Closing Date and in accordance with the Accounting Principles.

“COBRA” shall have the meaning given to such term in Section 2.19(e).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall have the meaning given to such term in Section 2.20(a).

“Company” shall have the meaning given to such term in the Introductory Paragraph.

“Company Balance Sheet” shall have the meaning given to such term in Section 2.6(e).

“Company Capital Stock” shall mean, collectively, the Class A Common Stock, Class B Common Stock and Class C Common Stock.

“Company Employee Plan” shall mean, in each case whether written or oral and whether funded or unfunded, any scheme, plan, program, policy, practice, contract, Contract or other arrangement (whether written or oral) providing for compensation, deferred compensation, change in control payments, vacation or paid time off benefits, profit sharing, bonus, severance, termination pay, time in lieu of pay, performance awards, stock option or other stock-related awards, fringe benefits, group or individual health, dental, vision, retiree medical, life insurance, short or long term disability insurance, accidental death and dismemberment insurance, survivor benefits, welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is maintained, contributed to, or required to be contributed to, by the Company or any of its ERISA Affiliates for the benefit of any Employee, or pursuant to which the Company or any of its ERISA Affiliates has or may have any liability, contingent or otherwise.

“Company Equity Plan” shall mean the Company’s 2017 Equity Incentive Plan, as amended.

“Company Financial Statements” shall have the meaning given to such term in Section 2.6(e).

“Company Insurance Policy” shall have the meaning given to such term in Section 2.17(c).

“Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned by, or purported to be owned by, the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, (x) that has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (y) the ability of the Company to consummate the Merger; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

i.	general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

ii.

conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

iii.	conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

iv.

political conditions (or changes in such conditions) in the United States or any other country or region in the world (including Protest Events or Protest Measures) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

v.

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics or epidemics (including COVID-19), Pandemic Measures, and other force majeure events in the United States or any other country or region in the world;

vi.	changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof);

vii.

the announcement of this Agreement or the pendency or consummation of the Transactions, including (x) the identity of Parent or (y) to the extent related to or arising from the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (A) the loss or departure of employees of the Company or any of its Subsidiaries, (B) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and/or (C) any other negative development (or potential negative development) in the relationships of the Company and its Subsidiaries with any of their respective employees, consultants, customers, suppliers, distributors or other business partners;

viii.

any actions taken or failure to take action, in each case, by Parent to which Parent has, in writing, approved, consented to or requested in connection with the Transactions; or compliance with the terms of, or the taking of any action explicitly required by, this Agreement; or the failure to take any action prohibited by this Agreement; and

ix.

any failure by the Company or its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

Notwithstanding anything to contrary in this definition, any Change referred to in clauses (i) through (vi) may be taken into account in determining whether there has been a Company Material Adverse Effect solely to the extent such Change has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants generally in the industry in which the Company and its Subsidiaries operate (in which case only the incremental material disproportionate adverse impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Material Contract” shall have the meaning given to such term in Section 0.

“Company Option” shall mean each option to acquire shares of Company Capital Stock held by any Person, including but not limited to, stock options under the Company Equity Plan.

“Company Parties” shall have the meaning given to such term in Section 8.13.

“Company Permit” shall have the meaning given to such term in Section 2.15(d).

“Company Processor” shall have the meaning given to such term in Section 2.12.

“Company Product” shall mean each of Companies’ or its Subsidiaries products and services (including without limitation software-as-a-service) that have been or are currently marketed, sold, licensed, supported or otherwise distributed by the Company or its Subsidiaries and those that are substantially complete in development and are intended to be made commercially available within thirty (30) days of the date hereof without material modifications thereto.

“Company Registered Intellectual Property” shall mean the Company Intellectual Property that is Registered Intellectual Property, but excluding any such item of Registered Intellectual Property that has been abandoned, lapsed or expired and is not capable of being revived.

“Company Security” shall mean all outstanding shares of Company Capital Stock and all outstanding Company Options.

“Company Source Code” shall mean Source Code to the Company Products.

“Company Stock Certificate” shall have the meaning given to such term in Section 1.6(b)(ii).

“Company Stockholders” shall mean (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Confidentiality Agreement” shall mean that certain nondisclosure letter agreement, dated February 25, 2021, between the Company, Parent and certain other parties hereto.

“Conflict” shall have the meaning given to such term in Section 2.2(b).

“Contract” shall mean any legally binding contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, deed, purchase order, commitment, arrangement, undertaking or other document, instrument or agreement, whether written or oral.

“Contract Disputes Act” shall mean the Contract Disputes Act of 1978, as amended.

“Continuing Employees” shall mean all employees of the Company and its Subsidiaries who (i) at the Effective Time, continue their employment with the Company, Parent or any of their respective Subsidiaries, or (ii) remain or become at the Effective Time employees of the Company as required by applicable Law.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Current Assets” shall mean the sum of the consolidated current assets of the Company and its Subsidiaries reflected in the balance sheet line items identified on Annex D as Current Assets determined as of 12:01 AM ET on the Closing Date, and calculated in accordance with the Accounting Principles. For the avoidance of doubt, Current Assets shall exclude any asset to the extent consisting of Closing Cash, Tax assets and capitalized sales commissions recorded on the Company Balance Sheet.

“Current Government Contracts” shall mean any Government Contract of the Company or any of its Subsidiaries in effect as of the date of this Agreement.

“Current Liabilities” shall mean the sum of the consolidated current liabilities of the Company and its Subsidiaries reflected in the balance sheet line items identified on Annex D as Current Liabilities determined as of 12:01 AM ET on the Closing Date and calculated in accordance with the Accounting Principles. For the avoidance of doubt, Current Liabilities (i) shall exclude any liability to the extent consisting of (a) Indebtedness, (b) Unpaid Transaction Expenses or (c) Taxes and (ii) expressly include deferred revenue (whether short term or long term).

“D&O Indemnitee” shall have the meaning given to such term in Section 4.9.

“Debt Commitment Letter” shall have the meaning given to such term in Section 3.10(a).

“Debt Fee Letter” shall have the meaning given to such term in Section 3.10(a).

“Debt Financing” shall have the meaning given to such term in Section 3.10(a).

“Dispute Statement” shall have the meaning given to such term in Section 1.9(c).

“Dissenting Shares” shall have the meanings given to such term in Section 1.7(a).

“DOJ” have the meanings given to such term in Section 4.8.

“DOL” shall mean the United States Department of Labor.

“Effective Time” shall have the meaning given to such term in Section 1.3.

“Employee” shall mean any current or former employee of the Company.

“Employment Agreement” shall mean each employment, severance, consulting, relocation, repatriation, expatriation, or similar Contract between the Company or any Affiliate and any Employee or consultant, other than any such employment, severance, consulting, relocation, repatriation, expatriation, or similar Contract with an Employee or consultant that is terminable “at-will” and for which the Company or has no material liability or obligation beyond payment of compensation and benefits during the term of service.

“Environmental Laws” shall mean any and all Laws relating to pollution or the protection of the environment, or concerning the presence of, exposure to, or the manufacture, use, containment, storage, recycling, treatment, generation, discharge, release, transportation, disposal or remediation of any Hazardous Substances, or the handling of Hazardous Substances.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, and the regulations promulgated thereunder, as amended.

“ERISA Affiliate” shall mean any Person that, together with the Company, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Escrow Amount” shall mean $[Redacted - Commercially Sensitive Information].

“Escrow Fund” shall have the meaning given to such term in Section 1.2.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall have the meaning given to such term in Section 1.6(b)(i).

“Expense Fund” shall have the meaning given to such term in Section 1.2.

“Expense Fund Amount” shall have the meaning given to such term in Section 1.2.

“Export Approvals” shall have the meaning given to such term in Section 2.15.

“Export Control Laws” shall have the meaning given to such term in Section 2.15.

“Final Merger Consideration” shall have the meaning given to such term in Section 1.9(e)(i).

“Financing Agreements” shall have the meaning given to such term in Section 4.14(c).

“Financing Source Parties” means, collectively, the Financing Sources, their Affiliates and such Persons’ and their Affiliates’ respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives and agents, and the respective successors and assigns of each of the foregoing provided, however, that neither Parent nor any of Parent’s Affiliates shall be “Financing Sources”.

“Financing Sources” means entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the Lenders and the parties to the Financing Agreements and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Financing) relating thereto, provided, however, that neither Parent nor any of Parent’s Affiliates shall be “Financing Sources”.

“Foreign Plan” shall mean any: (a) plan, scheme, program, policy, practice, Contract or other arrangement of the Company or any of its Affiliates mandated by a Governmental Authority outside the United States; (b) Company Employee Plan that is subject to the Law of any jurisdiction outside the United States as a result of or in connection with being sponsored or maintained outside of the United States; or (c) Company Employee Plan that is primarily for the benefit of any current or former employee, contract worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Company or any Affiliate, whose services are or have been performed primarily outside of the United States.

“Fraud” shall mean an actual and intentional fraud by a Person with respect to the making of the representations and warranties made pursuant to Article II and Article III, as applicable; provided, that at the time such representation or warranty was made (i) such representation or warranty was materially inaccurate, (ii) such Person had actual knowledge (and not imputed or constructive knowledge), without any duty of inquiry or investigation, of the material inaccuracy of such representation or warranty, (iii) such Person had the specific intent to deceive another Person as an inducement to enter into this Agreement and (iv) the other Person has acted in reliance to its detriment on such materially inaccurate representation or warranty and suffered or incurred financial injury or other damages as a result of such reliance. For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence, recklessness or a similar theory under Delaware law.

“FTC” have the meanings given to such term in Section 4.8.

“Fully Diluted Shares” shall mean the sum (without duplication) of (a) the number of shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time, plus (b) the number of shares of Company Capital Stock issuable upon exercise of all Company Options (to the extent vested but after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Merger) outstanding immediately prior to the Effective Time.

“Fundamental Representations” shall mean the representations and warranties of the Company set forth in Sections 2.1(a), 2.1(c), Section 2.2, clauses (a) and (c) of Section 2.3, Sections 2.6(a) - 2.6(c) and Section 2.24 of this Agreement.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, quasi-governmental authority agency or instrumentality, and any court, tribunal or judicial body (including any grand jury), in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Bid” shall mean any offer, quotation, bid or proposal, which, if accepted or awarded, would lead to a Government Contract.

“Government Contract” shall mean any Contract, prime contract, subcontract, teaming agreement, grant, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement, other transaction agreement, purchase order, task order, delivery order, or contractual agreement of any kind, including all amendments, modifications, and options thereunder, awarded (A) to the Company or any joint venture in which the Company has an interest, by any Governmental Authority or by a prime contractor or higher-tier subcontractor to a Governmental Authority, or (B) by the Company to a subcontractor at any tier in connection with an agreement in (A). Unless otherwise indicated, a task, purchase, change or delivery order under a Government Contract will not constitute a separate Government Contract for purposes of this definition, but will be considered part of the Government Contract under which it was issued.

“Hazardous Substance” shall mean any substance, material, emission or waste which is regulated by any Environmental Law based on its dangerous or deleterious properties or characteristics, including petroleum, petroleum products or any derivative or by-products thereof, asbestos or asbestos-containing material, radioactive materials, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” shall mean the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“In-Licenses” shall have the meaning given to such term in Section 2.13(a)(vi).

“Income Tax” means a Tax described in clause (a) of the definition thereof that is imposed on or by reference to the net or gross income of a Person.

“Indebtedness” shall mean, with respect to the Company and/or its Subsidiaries, any of the following, without duplication: (a) any indebtedness for borrowed money; (b) any obligation, liabilities or indebtedness of such Person evidenced by notes, bonds, mortgages or debentures or similar instruments; (c) any obligations of letters of credit or bank guarantees, to the extent drawn; (d) all unsatisfied severance obligations in respect of any termination of employment occurring prior to the Closing (other than severance incurred in the ordinary course of business consistent with the Company’s policies existing on the date of this Agreement to individuals who are not executive officers of the Company or its Subsidiaries) and any unsatisfied bonus or other compensation obligations earned and payable more than one (1) month prior to the Closing (for the avoidance of doubt, excluding accrued but unpaid annual bonuses and salary payable in the ordinary course and not otherwise subject to a special deferral feature); (e) all “earnouts” obligations in connection with the acquisition of any corporation or other entity conducting a business; (f) all unpaid management fees or advisory services fees payable to Carlyle (excluding, for the purpose of clarity, the amount of reimbursable expenses incurred by members of the Board to attend Board meetings); (g) any guaranty by such Person of any indebtedness of any other Person of a type described in clauses (a) through (f) above (in each case, together with any accrued interest, fees, prepayment premium or penalties, breakage costs, indemnification obligations, expense reimbursement obligations and any other accrued and unpaid amounts related to any of the foregoing, whether or not then due and payable). Notwithstanding the foregoing, Indebtedness shall exclude (i) deferred revenue (whether short term or long term), (ii) any Current Liabilities, (iii) any Unpaid Transaction Expenses, and (iv) Taxes.

“Information Statement” shall have the meaning given to such term in Section 4.3.

“Insurer” has the meaning given to such term in Section 3.8.

“Intellectual Property Rights” shall mean any or all statutory or common law rights in, to, or arising under the following, in any jurisdiction worldwide: (i) patents and patent applications (“Patents”) and similar rights in ideas, inventions, improvements, methods, processes, and discoveries; (ii) copyrights and similar rights in works of authorship (“Copyrights”); (iii) trade secret rights; (iv) trademarks, trade names, logos and service marks, and similar rights in indicia of origin (“Trademarks”); (v) domain names, web addresses and social media identifiers (“Domains”); (vi) trade secrets, confidential and proprietary information, know-how, and industrial designs; (vii) rights in databases, data compilations and collections; (viii) moral and economic rights of authors and inventors, however denominated; (ix) any registrations or applications for registration for any of the foregoing, including any provisionals, divisions, continuations, continuations-in-part, renewals, reissuances, re-examinations and extensions (as applicable); and (x) all analogous or similar rights to those set forth above in any jurisdiction anywhere in the world.

“IRS” shall mean the United States Internal Revenue Service.

“Key Employee Agreements” shall have the meaning given to such term in the Recitals.

“Key Employees” shall have the meaning given to such term in the Recitals.

“Knowledge” shall mean with respect to the Company, the actual of the individuals identified on Annex F, after reasonable inquiry of their direct reports who would be reasonable expected to have actual knowledge of the matter in question.

“Law” shall mean any applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lease Agreement” shall have the meaning given to such term in Section 2.9(b).

“Leased Real Property” shall have the meaning given to such term in Section 2.9(b).

“Lenders” shall have the meaning given to such term in Section 3.10(a).

“Liens” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance of any nature, other than Permitted Liens.

“made available” shall mean that the Company or any of its representatives has posted such materials to the virtual data room hosted by Intralinks Inc. and made available to Parent and its representatives during the negotiation of this Agreement, but only if so posted and made available on or prior to two (2) Business Days prior to the date of this Agreement.

“Malicious Code” shall have the meaning given to such term in Section 2.10(c).

“Merger” shall have the meaning given to such term in the Recitals.

“Merger Consideration” shall mean (a) the Purchase Price, plus (b) the amount of Closing Cash, plus (c) the Positive Net Working Capital Adjustment Amount (if any), minus (d) the Negative Net Working Capital Adjustment Amount (if any), minus (e) the amount of Closing Indebtedness, minus (f) the amount of Unpaid Transaction Expenses, minus (g) the Escrow Amount, minus (h) the Expense Fund Amount.

“Merger Sub” shall have the meaning given to such term in the Introductory Paragraph.

“Negative Adjustment” shall have the meaning given to such term in Section 1.9(e)(iii).

[Redacted - Commercially Sensitive Information]

“Open Source Software” shall mean any software licensed under terms meeting the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html (any such license, an “Open Source License”).

“Option Cancellation Agreement” shall have the meaning given to such term in Section 1.6(c)(ii).

“Optionholder” shall mean any holder of any Company Options outstanding immediately prior to the Effective Time.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Organizational Documents” shall mean, with respect to any Person (other than an individual), (i) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations, voting agreements, shareholder agreements, investor rights agreements and similar documents, statutory books and registers, resolutions and similar documents, instruments or Contracts relating to the organization or governance of such Person, in each case, as amended, supplemented, restated or otherwise modified.

“Outside Date” shall have the meaning given to such term in Section 6.1(c).

“Pandemic Measures” shall mean any action or inaction by the Company or any of its Subsidiaries or any third party in response to any pandemic, epidemic or public health emergency (including COVID-19), including its or their compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by an applicable Governmental Authority or reputable and authoritative industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with, related to, or in response to any such pandemic, epidemic or public health emergency (including COVID-19), including the CARES Act and Families First Act or any disaster plan of the Company or any of its Subsidiaries or any change in applicable Laws related thereto or in connection therewith.

“Parent” shall have the meaning given to such term in the Introductory Paragraph.

“Parent Material Adverse Effect” shall mean any change, event or effect that is or would reasonably be expected to be materially adverse to Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

“Parent and Merger Sub Charter Documents” shall have the meaning given to such term in Section 3.1.

“Parent Plans” shall have the meaning given to such term in Section 4.11(a).

“Paying Agent” shall have the meaning given to such term in Section 1.2(b)(ii).

“Payment Fund” shall have the meaning given to such term in Section 1.2(b)(ii).

“Payment Spreadsheet” shall have the meaning given to such term in Section 4.4(b).

“Payoff Letter” shall have the meaning given to such term in Section 5.2(i).

“Permit” shall mean any permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities.

“Permitted Liens” shall mean any of the following: (a) Liens for Taxes not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established on the Company Financial Statements in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet delinquent or that are being contested in good faith and by appropriate proceedings; (c) leases, subleases and licenses to equipment or property (other than capital leases and leases underlying sale and leaseback transactions); (d) Liens in the ordinary course of business imposed by applicable Law (other than Tax Law); (e) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (g) Liens the existence of which are disclosed in the Company Financial Statements or the Disclosure Schedule; (h) statutory, common law or contractual liens to secure landlords, lessors or renters or Liens and encumbrances imposed on the underlying fee interest in Leased Real Property; and (i) with respect to Intellectual Property Rights and nonexclusive licenses granted by the Company in the ordinary course of business.

“Person” shall mean an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental Authority.

“Personal Information” shall mean any information that is defined as “personal information,” “personal data,” “protected health information,” “nonpublic personal information,” or “personally identifiable information” under applicable Law or any of the Privacy Obligations, including, as applicable, any information that relates to an identifiable natural person.

“Positive Adjustment” shall have the meaning given to such term in Section 1.9(e)(ii).

[Redacted - Commercially Sensitive Information]

“Post-Closing Statement” shall have the meaning given to such term in Section 1.9(b).

[Redacted - Commercially Sensitive Information]

“Pre-Closing Period” shall have the meaning given to such term in Section 2.9(a).

“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending on or before the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Privacy Obligations” shall have the meaning given to such term in Section 2.12.

“Pro Rata Portion” shall mean, with respect to each Securityholder, a fraction (expressed as a percentage) that equals (a) the number of Fully Diluted Shares held by such Securityholder divided by (b) the aggregate number of Fully Diluted Shares.

“Process” or “Processing” shall have the meaning given to such term in Section 2.12.

“Protest Events” shall mean any protests, riots, demonstrations or public disorders or any escalation or worsening of protests, riots, demonstrations or public disorders.

“Protest Measures” shall mean any action or inaction taken by the Company in response to any Protest Event (including, without limitation, any temporary closures of any Leased Real Property and including compliance with any curfew, closure, shut down, directive, order, policy, guidance or recommendation by any Governmental Authority or any disaster plan of the Company or any of its Subsidiaries or any change in applicable Laws related to, arising from or as a result of such Protest Event).

“Purchase Price” shall mean Three Hundred and Forty Million Dollars ($340,000,000).

“R&W Insurance Policy” has the meaning given to such term in Section 3.8.

“Registered Intellectual Property” shall mean Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Authority or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing.

[Redacted - Commercially Sensitive Information]

“Repaid Indebtedness” shall have the meaning given to such term in Section 1.2(b)(viii).

“Representative” shall mean, with respect to any Person, any director, officer or employee of such Person, or any financial advisor, accountant, legal counsel, consultant or other authorized agent or representative retained by such Person.

“Requisite Stockholder Approval” shall mean the affirmative consent of Requisite Stockholders.

“Requisite Stockholders” shall mean Company Stockholders holding, the required number of shares of Company Capital Stock to approve, in accordance with the Company’s Charter and the DGCL, the Merger.

“Resolution Period” shall have the meaning given to such term in Section 1.9(d).

“Restrictive Covenant Agreement” shall have the meaning given to such term in the Recitals.

“Review Period” shall have the meaning given to such term in Section 1.9(c).

“Section 280G Payments” shall have the meaning given to such term in Section 4.3(d).

[Redacted - Commercially Sensitive Information]

“Securityholder” shall mean each Stockholder and each Optionholder.

“Securityholder Representative” shall have the meaning given to such term in the introductory paragraph hereto.

“Shrink Wrap Code” shall mean any generally commercially available software in executable code form or generally commercially available hosted or software-as-a-service offering that is available for an annual cost of not more than U.S. $15,000 for a license for a single user’s access or $200,000 in the aggregate for all users’ access.

“Significant Channel Partner” shall have the meaning given to such term in Section 2.23.

“Significant Customer” shall have the meaning given to such term in Section 2.23.

“Significant Supplier” shall have the meaning given to such term in Section 2.23.

“Solvent” shall mean that, with respect to any Person and as of any date of determination, the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors.

“Source Code” shall mean un-compiled human readable source code underlying any computer software program written in a language designed to compiled prior to execution, and excluding human readable source code written in languages traditionally distributed in source code form and designed to run on an interpreted basis (e.g. HTML, Javascript, Perl, PHP, and the like).

“Specified Capitalization Representations” shall mean the representations and warranties of the Company set forth in Section 2.6, other than (a) Section 2.6(a) and (b) solely as it relates to shares of Company Capital Stock, the first sentence of Section 2.6(b).

[Redacted - Commercially Sensitive Information]

“Stockholder” shall mean any holder of any Company Capital Stock outstanding immediately prior to the Effective Time.

“Stockholder Written Consent” shall have the meaning given to such term in Section 4.3.

“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (a) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries.

“Surviving Corporation” shall have the meaning given to such term in the Recitals.

“Tax” or, collectively, “Taxes” shall mean (a) any U.S. federal, state, local or non-U.S. net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, fringe benefits, license, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, registration, capital stock, social security (or similar), unemployment, disability, customs duty or other tax, governmental fee or other like assessment or charge in the nature of a tax , together with all interest, penalties, additions to tax and additional amounts with respect thereto (whether disputed or not), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Authority” shall mean any Governmental Authority responsible for the imposition or collection of any Tax.

“Tax Insurance Policy” has the meaning given to such term in Section 4.13(b).

“Tax Returns” shall mean all returns, declarations, reports, information statements, reports, relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

“Technology” shall mean all forms of technology and content, including without limitation all (i) tangible embodiments of Intellectual Property Rights, (ii) works of authorship, including all written, audio and visual materials and computer programs (whether in source code or in executable code form) and the related documentation; (iii) inventions (whether or not patentable), discoveries and improvements; (iv) proprietary and confidential information; (v) databases, data compilations and collections, and customer and technical data; (vi) methods and processes; and (vii) devices, prototypes, designs and schematics.

“Third Person” shall mean any Person other than the Company and any of its Subsidiaries.

“Transaction Agreements” any certificate, agreement or other instrument or document delivered or to be delivered in connection with this Agreement or the Transactions, including the Escrow Agreement, the Joinder Agreements, the Key Employee Agreements, the Restrictive Covenant Agreements, [Redacted - Commercially Sensitive Information] and the Option Cancellation Agreement.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred or accrued with respect to: (x) payments described in clause (b) of the definition of Unpaid Transaction Expenses or (y) other compensatory payments made pursuant to this Agreement.

“Transactions” shall mean the transactions contemplated by this Agreement and any of the other Transaction Agreements (including the Merger).

“Transfer Taxes” shall have the meaning given to such term in Section 4.10.

“U.S.” or “United States” shall mean the United States of America.

“Unpaid Transaction Expenses” shall mean, without duplication, and to the extent not paid prior to the Closing, the sum of (a) all legal, accounting, financial advisory, consulting, finders and other similar fees and expenses of third parties incurred by the Company (or any of its Subsidiaries) at or prior to the Effective Time in connection with the Transactions, (b) any “single trigger” bonus, compensatory payment, change-in-control payments or similar payment obligation of the Company or any of its Subsidiaries to any of their respective current or former directors, officers, employees or service providers that becomes payable solely as a result of the consummation of the Transactions and (c) the [Redacted - Commercially Sensitive Information] (if any). For the avoidance of doubt, Unpaid Transaction Expenses shall exclude (i) any Closing Indebtedness and Current Liabilities, (ii) any fees or expenses incurred by Parent or any of their financial advisors, attorneys, accountants, advisors, consultants or other representatives, (iii) one-hundred percent (100%) of the fees payable to the Escrow Agent pursuant to the Escrow Agreement, one-hundred percent (100%) of all costs to purchase and maintain the R&W Insurance Policy, one-hundred percent (100%) of the fees payable to the Paying Agent pursuant to the Paying Agent Agreement, one-hundred percent (100%) of all Transfer Taxes and Transaction Payroll Taxes, and one-hundred percent (100%) of all costs to purchase and maintain the “tail” policy pursuant to Section 4.9(b) and (iv) any fees or expenses associated with obtaining the release, consent and/or termination of any Liens or under any Contract that is required to be obtained pursuant to Section 5.2(f).

“Unvested Company Options” shall mean those Company Options that are not Vested Company Options.

“Vested Company Options” shall mean those Company Options that are vested as of immediately prior to the Effective Time pursuant to the Company Equity Plan and applicable agreements governing such Company Options (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Merger).

“WSGR” shall have the meaning given to such term in Section 8.13.

“280G Waiver” shall mean a waiver in substantially the form attached hereto as Exhibit H.

[Redacted - Commercially Sensitive Information]

ANNEX B

REPAID INDEBTEDNESS

[Redacted - Commercially Sensitive Information]

ANNEX C

R&W INSURANCE POLICY

[Excluded - Commercially Sensitive Information]

ANNEX D

NET WORKING CAPITAL

“Accounting Principles” shall mean GAAP on a basis consistent with the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques, consistently applied by the Company in preparing the 2020 Company Financial Statements.

Current Assets

Accounts receivable, net

Prepaids (excluding deferred commissions) & other current assets

Current Liabilities

Accounts payable

Accrued compensation

Other accrued expenses & liabilities

Deferred revenue (short and long-term)

For Illustrative Purposes Only:

[Redacted - Commercially Sensitive Information]

ANNEX E

ANTI-TRUST FILINGS

None.

ANNEX F

KNOWLEDGE

[Redacted - Personal Information]

SCHEDULE I

KEY EMPLOYEES

[Redacted - Personal Information]

SCHEDULE II

CARLYLE AFFILIATES

[Redacted - Commercially Sensitive Information]